                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-82219
Prospectus Supplement (to Prospectus Dated August 5, 1999)
$750,000,000

HCA - THE HEALTHCARE COMPANY

8.750% NOTES DUE 2010

MATURITY

- The Notes will mature on September 1, 2010.

INTEREST

- Interest on the Notes is payable on March 1, and September 1, of each year, beginning March 1, 2001.

- Interest will accrue from August 23, 2000.

REDEMPTION

- We may at our option redeem the Notes at any time at the price described under "Description of the Notes" at page S-34 of this prospectus supplement.

- There is no sinking fund.

RANKING

- The Notes are senior unsecured obligations. The Notes rank equally with all of our existing and future unsecured senior debt and senior to all of our existing and future subordinated debt.

LISTING

- We do not intend to list the Notes on any securities exchange.

THE COMPANY

- Our principal office is located at One Park Plaza, Nashville, Tennessee 37203. Our telephone number is (615) 344-9551.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THE NOTES OR DETERMINED THAT THIS PROSPECTUS SUPPLEMENT OR THE ATTACHED PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
  ----------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
                                                                    Per Note                Total
----------------------------------------------------------------------------------------------------------
  Initial Price to Public                                           99.530%              $746,475,000
  Underwriting Discount                                              1.125%              $  8,437,500
  Proceeds to Us (Before Expenses)                                  98.405%              $738,037,500
----------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------

-    The Notes will be delivered to you in global    -    The Underwriters listed below will purchase
     form through the book-entry delivery system          the Notes from us on a firm commitment basis
     of The Depository Trust Company on or about          and offer them to you, subject to certain
     August 23, 2000.                                     conditions.

                          Joint Book-Running Managers

CHASE SECURITIES INC.                                       GOLDMAN, SACHS & CO.

                               Senior Co-Managers

BANC OF AMERICA SECURITIES LLC                         DEUTSCHE BANC ALEX. BROWN
                              MERRILL LYNCH & CO.
               SALOMON SMITH BARNEY                         SCOTIA CAPITAL

                                  Co-Managers

BANC ONE CAPITAL MARKETS, INC.                         BNY CAPITAL MARKETS, INC.
                         FLEETBOSTON ROBERTSON STEPHENS
         SUNTRUST EQUITABLE SECURITIES                            TD SECURITIES
  ----------------------------------------------------------------------------

           The date of this Prospectus Supplement is August 18, 2000.

     You should read this prospectus supplement along with the prospectus that follows. Both documents contain information that you should consider when making your investment decision. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the attached prospectus. We have not, and the Underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the attached prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

  ----------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
         PROSPECTUS SUPPLEMENT

Forward-Looking Statements.............  S-3
Prospectus Supplement Summary..........  S-4
Ratio of Earnings to Fixed Charges..... S-11
Use of Proceeds........................ S-11
Capitalization......................... S-12
Selected Consolidated Financial Data... S-13
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations........................... S-15
Description of Business................ S-27
Management............................. S-33
Description of the Notes............... S-34
Underwriting........................... S-37

                                        PAGE
                                        ----

              PROSPECTUS

Where You Can Find More Information....    2
The Company............................    3
Ratio of Earnings to Fixed Charges.....    3
Use of Proceeds........................    3
Description of the Debt Securities.....    4
Plan of Distribution...................   11
Legal Opinions.........................   11
Experts................................   11

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the attached prospectus contain, or will contain, disclosures which are "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may," "believe," "will," "expect," "project," "estimate," "anticipate," "plan" or "continue." These forward-looking statements address, among other things, strategic objectives and the anticipated effects of the offering. See "Prospectus Supplement Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of
Business -- Our Business Strategy" and "-- Investigations and Litigation." These forward-looking statements are based on our current plans and expectations and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations and future financial condition and results. These factors include, but are not limited to,

     - the highly competitive nature of the health care business,

     - the efforts of insurers, health care providers and others to contain health care costs,

     - possible changes in the Medicare program that may further limit reimbursements to health care providers and insurers,

     - changes in federal, state or local regulation affecting the health care industry,

     - the ability to increase patient volumes and control the costs of providing services,

     - the ability to attract and retain qualified management and personnel, including physicians,

     - liabilities and other claims asserted against us,

     - changes in accounting practices,

     - changes in general economic conditions,

     - future divestitures which may result in additional charges,

     - the ability to enter into managed care provider arrangements on acceptable terms,

     - the availability and terms of capital to fund the expansion of our business,

     - changes in business strategy or development plans,

     - slowness of reimbursement,

     - the ability to implement our shared services and e-health initiatives,

     - the outcome of the known and unknown governmental investigations and litigation involving our business practices, including the ability to negotiate and execute definitive settlement agreements in the government's civil cases and judicial approval thereof,

     - the outcome of pending and any future tax audits and litigation associated with our tax positions, and

     - other risk factors described in this prospectus supplement, the attached prospectus or the documents incorporated by reference in this prospectus supplement and the attached prospectus.

     As a consequence, current plans, anticipated actions and future financial conditions and results may differ from those expressed in any forward-looking statements we make. You should not unduly rely on these forward-looking statements when evaluating the information presented in this prospectus supplement, the attached prospectus or the documents incorporated by reference in this prospectus supplement and the attached prospectus.

                         PROSPECTUS SUPPLEMENT SUMMARY

     You should read the following summary information together with the detailed information included in this prospectus supplement, the attached prospectus and the documents incorporated by reference in this prospectus supplement and the attached prospectus. On May 25, 2000, Columbia/HCA Healthcare Corporation changed its name to "HCA - The Healthcare Company." As used in this prospectus supplement and the attached prospectus, the terms "HCA" and "we" refer to HCA - The Healthcare Company and its affiliates. The term "affiliates" includes our direct and indirect subsidiaries and partnerships and joint ventures in which our subsidiaries are partners.

                                      HCA
OVERVIEW

     We operate the largest chain of general acute care hospitals in the United States along with an expansive network of outpatient surgery centers and other related health care operations. At June 30, 2000, our affiliates owned and operated 195 hospitals and 80 outpatient surgery centers. Our affiliates are also partners in several 50/50 joint ventures that own and operate nine hospitals and three outpatient surgery centers, which are accounted for using the equity method. Our facilities are located in 24 states, England and Switzerland.

     Our hospitals provide a comprehensive array of services including internal medicine, cardiology, oncology, obstetrics, general surgery, neurosurgery and orthopedics, as well as diagnostic and emergency services. We also provide outpatient and ancillary services through our acute care hospitals and outpatient facilities, including outpatient surgery and diagnostic centers, rehabilitation and other facilities. We operate preferred provider organizations in 47 states and the District of Columbia.

RESTRUCTURING AND REORGANIZATION

     In 1997 we encountered significant challenges and changes. The hospital industry was adversely affected by Medicare reimbursement reductions resulting from the Balanced Budget Act of 1997 (which became effective October 1, 1997), increased managed care penetration and increased government scrutiny of hospital operations. In addition, we learned that we were the subject of a federal investigation related to government reimbursement programs. The investigation was subsequently expanded in July 1997 to include outpatient laboratory billing issues, home health issues, relationships with physicians, diagnosis related group, or DRG, coding and Medicare cost report issues.

     In response to these industry and governmental challenges, we installed new senior management, redefined our objectives and business practices and initiated a substantial restructuring plan designed to properly align HCA in this new environment. Dr. Thomas F. Frist, Jr., who was serving as our Vice Chairman, was named Chairman of the Board and Chief Executive Officer. Dr. Frist implemented a new corporate strategy emphasizing a renewed focus on a values-based corporate culture, operations rather than acquisitions, local communities and the highest quality care.

     Based on a comprehensive review of our business portfolio, we developed a restructuring plan in which we identified non-strategic segments and assets for divestiture. Since 1997, we have reduced the number of our hospitals by more than 40%, or 141 hospitals, and the number of surgery centers by 70, and sold substantially all of our home health operations and various other non-core assets, for total proceeds of approximately $5.0 billion. We used the proceeds to repay a portion of our outstanding indebtedness and to repurchase shares of our common stock.

OUR BUSINESS STRATEGY

     Our primary objective is to provide the communities we serve with a comprehensive array of quality health care services in the most cost-effective manner. We also seek to enhance financial performance by increasing utilization of, and improving operating efficiencies in, our facilities, consistent with our ethics and compliance program and governmental regulations. To achieve these objectives, we pursue the following strategies:

     - focus on strong assets in select, core communities;

     - develop comprehensive local health care networks with a broad range of health care services;

     - grow through increased patient volume, expansion of specialty and outpatient services and selective acquisitions;

     - improve operating efficiencies through enhanced cost management, shared services and resource utilization;

     - recruit and develop strong relationships with physicians;

     - streamline and decentralize management consistent with our local focus;

     - effectively allocate capital in order to maximize return; and

     - reinforce our "patients first" philosophy and our commitment to ethics and compliance.

RECENT FINANCIAL RESULTS

     Historical revenues for the six months ended June 30, 2000 totaled $8.4 billion, compared to $8.8 billion for the prior year period. This decline reflects the reduction in the number of hospitals operated by HCA since last year. Net income before gains on sales of facilities, impairment of long-lived assets, restructuring of operations and investigation and settlement-related costs totaled $529 million ($0.93 diluted earnings per share) for the six months ended June 30, 2000, compared to $453 million ($0.74 diluted earnings per share) for the prior year period. During the six months ended June 30, 2000, we recorded a $498 million after-tax charge for the estimated settlement of certain government civil claims. Including all such gains, impairments and charges for both periods, we reported net income of $24 million ($0.04 diluted earnings per share) for the six months ended June 30, 2000, compared to net income of $428 million ($0.70 diluted earnings per share) for the prior year period. See "Summary Consolidated Financial Data -- Historical Financial Data."

     On a same facility basis, which excludes the operations of hospitals and related facilities that we either acquired or divested during the current or prior period, revenues for the six months ended June 30, 2000 increased 5.8% to $8.2 billion from $7.8 billion in the prior year period. Same facility EBITDA (income before depreciation, amortization, interest expense, settlement with federal government, gains on sales of facilities, impairment of long-lived assets, restructuring of operations, investigation-related costs, minority interests and income taxes) was $1.7 billion for a margin of 20.1% for the six months ended June 30, 2000, compared to EBITDA of $1.5 billion for a margin of 19.6% during the prior year period. Same facility EBITDA, equivalent admissions and revenue per equivalent admission increased 8.7%, 2.6% and 3.1%, respectively, during the first six months of 2000 compared to the prior year period. See "Summary Consolidated Financial Data -- Same Facility Financial Data."

INVESTIGATIONS AND LITIGATION

     We are currently the subject of several federal investigations into some of our business practices, as well as governmental investigations by various states. We are cooperating in these investigations and understand, through written notice and other means, that we are a target in these investigations. Given the breadth of the ongoing investigations, we expect additional investigative and prosecutorial activity to occur in these and other jurisdictions in the future.

     In May 2000, we reached an understanding with attorneys of the Civil Division of the Department of Justice to recommend an agreement to settle, subject to certain conditions, civil claims actions against us relating to DRG coding, outpatient laboratory billing and home health issues. The understanding provides that we will compensate the government $745 million with respect to the issues covered by the agreement, with interest accruing commencing May 18, 2000 at a rate of 6.5%. The settlement is subject to approval by additional officials at the Department of Justice and other federal agencies, as well as state officials; execution of a corporate integrity agreement; execution of definitive settlement documents for the three issues included in the understanding; execution of agreements to resolve all pending criminal investigations; and court approval. The civil issues that are not included as part of the understanding are claims related to cost reports and physician relations issues.

     We are also a defendant in several qui tam actions brought by private parties on behalf of the United States of America, which have been unsealed. The actions allege, in general, that we violated the False Claims Act by submitting improper claims to the government for reimbursement. To our knowledge, the government has intervened in six unsealed qui tam actions. We are aware of additional qui tam actions that remain under seal and believe that there may be other sealed qui tam cases of which we are unaware. We are also a defendant in a number of other suits which allege, in general, improper and fraudulent billing, overcharging, coding and physician referrals, as well as other violations of law. Some of the suits have been conditionally certified as class actions.

     We remain the subject of a formal order of investigation by the Securities and Exchange Commission. We understand that the SEC investigation relates to the anti-fraud, insider trading, periodic reporting and internal accounting control provisions of the federal securities laws.

     We are not able to predict the outcome or quantify the effects that the ongoing investigations or the initiation of additional investigations, if any, will have on our financial condition or results of operations in future periods. The amounts claimed in the qui tam and other actions are substantial, and we could be subject to substantial costs resulting from an adverse outcome of one or more of these actions. Any sanctions or losses arising from these investigations or actions could have a material adverse effect on our financial position and results of operations. See "Description of Business -- Investigations and Litigation" as well as our Annual Report on Form 10-K for the year ended December 31, 1999 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 for a more detailed discussion of the risks and potential impact of the investigations and litigation.

                                  THE OFFERING

TERMS OF THE NOTES:

     Notes offered...............    $750,000,000 aggregate principal amount of
                                     8.750% Notes due 2010.

     Maturity date...............    The Notes will mature on September 1, 2010.

     Interest payment dates......    March 1 and September 1 of each year,
                                     beginning March 1, 2001.

     Interest calculations.......    Based on a 360-day year of twelve 30-day
                                     months.

     Ranking.....................    The Notes are senior unsecured obligations.
                                     The Notes rank equally with all of our
                                     existing and future unsecured senior debt and are senior to all of our existing and future subordinated debt.

     Redemption and sinking
     fund........................    We may at our option redeem the Notes at
                                     any time at the price described under
                                     "Description of the Notes" at page S-34 of this prospectus supplement. There is no sinking fund.

     Form of Notes...............    One or more global securities, held in the
                                     name of Cede & Co., the nominee of The
                                     Depository Trust Company.

     Settlement and payment......    Same-day -- immediately available funds.

     Use of proceeds.............    We estimate that the net proceeds from the
                                     offering will be approximately $737.5
                                     million. We intend to use all or
                                     substantially all of the net proceeds to reduce the balance outstanding on our revolving credit facility, which amounts will then become available to us for reborrowing and the remainder, if any, for general corporate purposes. See "Use of Proceeds."

 For additional information with respect to the Notes, see "Description of the
                                    Notes."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     You should read the following summary consolidated financial data together with "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement, the consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the year ended December 31, 1999 and the condensed consolidated financial statements and the related notes included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

                          SAME FACILITY FINANCIAL DATA

     The following table sets forth our same facility financial information and operating data for the twelve months ended June 30, 2000, the six-month periods ended June 30, 2000 and 1999 and the year ended December 31, 1999. Same facility information excludes the operations of hospitals and their related facilities which we either acquired or divested during the current or prior period.

                                                   TWELVE
                                                   MONTHS
                                                   ENDED            SIX MONTHS           YEAR ENDED
                                                  JUNE 30,        ENDED JUNE 30,        DECEMBER 31,
                                                 ----------   -----------------------   ------------
                                                    2000         2000         1999          1999
                                                 ----------   ----------   ----------   ------------
                                                          (UNAUDITED; DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
  Revenues.....................................  $   15,816   $    8,207   $    7,756    $   15,032
OPERATING DATA:
  EBITDA (a)...................................  $    2,958   $    1,652   $    1,520    $    2,782
  Number of hospitals at end of period (b).....         186          186          186           192
  Number of licensed beds at end of period
    (c)........................................      41,253       41,253       41,253        42,053
  Admissions (d)...............................   1,506,400      774,100      754,600     1,463,300
  Equivalent admissions (e)....................   2,233,900    1,141,700    1,112,300     2,170,000
  Revenue per equivalent admission.............  $    7,080   $    7,188   $    6,973    $    6,927
PERCENTAGE CHANGE FROM PRIOR YEAR PERIOD:
  Revenues.....................................         6.4%         5.8%         6.5%          5.3%
  Admissions (d)...............................         3.4          2.6          4.4           2.7
  Equivalent admissions (e)....................         3.2          2.6          4.4           2.5
  Revenues per equivalent admission............         3.1          3.1          2.0           2.7

---------------

    (a) EBITDA is defined as income from continuing operations before depreciation and amortization, interest expense, settlement with federal government, gains on sales of facilities, impairment of long-lived assets, restructuring of operations and investigation-related costs, minority interests and income taxes. EBITDA is commonly used as an analytical indicator within the health care industry, and also serves as a measure of leverage capacity and debt service ability. You should not consider EBITDA as a measure of financial performance under generally accepted accounting principles. The items excluded from EBITDA are significant components in understanding and assessing financial performance. You should not consider EBITDA in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the financial statements as an indicator of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.

    (b) Excludes nine facilities at June 30, 2000, 16 facilities at June 30, 1999 and 12 facilities at December 31, 1999 that are not consolidated (accounted for using the equity method) for financial reporting purposes.

    (c) Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.

    (d) Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to our hospitals. Management and certain investors use admissions as a general measure of inpatient volume.

    (e) Management and certain investors use equivalent admissions as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.

                           HISTORICAL FINANCIAL DATA

     The following table sets forth our summary historical consolidated financial data for the years ended December 31, 1999, 1998 and 1997 and the six-month periods ended June 30, 2000 and 1999, certain selected ratios for the years ended December 31, 1999, 1998 and 1997 and the twelve-month periods ended June 30, 2000 and 1999 and our financial position at June 30, 2000. This financial data has been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the year ended December 31, 1999 and the unaudited condensed consolidated financial statements and the related notes filed as part of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000. Financial data for the six-month periods ended June 30, 2000 and 1999 and at June 30, 2000 and the selected ratios for the twelve-month periods ended June 30, 2000 and 1999 are unaudited and, in the opinion of our management, include all adjustments necessary for a fair presentation of the data. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year.

                                                              SIX MONTHS                       YEAR ENDED
                                                            ENDED JUNE 30,                    DECEMBER 31,
                                                        -----------------------   ------------------------------------
                                                           2000         1999         1999         1998         1997
                                                        ----------   ----------   ----------   ----------   ----------
                                                              (UNAUDITED)
                                                                            (DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
  Revenues............................................  $    8,404   $    8,816   $   16,657   $   18,681   $   18,819
  Interest expense....................................         255          229          471          561          493
  Income from continuing operations...................          24          428          657          532          182
  Net income (loss)...................................          24          428          657          379         (305)
OPERATING DATA:
  EBITDA (a)..........................................  $    1,705   $    1,584   $    2,888   $    2,868   $    2,851
  Number of hospitals at end of period (b)............         195          204          195          281          309
  Number of licensed beds at end of period (c)........      42,240       43,969       42,484       53,693       60,643
  Admissions (d)......................................     788,700      873,200    1,625,400    1,891,800    1,915,100
  Equivalent admissions (e)...........................   1,166,500    1,300,200    2,425,100    2,875,600    2,901,400
  Average length of stay (days) (f)...................         5.0          5.0          4.9          5.0          5.0
  Average daily census (g)............................      21,611       23,992       22,002       25,719       26,006
PERCENTAGE CHANGE FROM PRIOR YEAR PERIOD:
  Revenues............................................        (4.7)%       (8.9)%      (10.8)%       (0.7)%        0.2%
  Admissions (d)......................................        (9.7)       (11.2)       (14.1)        (1.4)         1.0
  Equivalent admissions (e)...........................       (10.3)       (12.7)       (15.7)        (1.1)         2.7
  Revenues per equivalent admission...................         6.3          4.4          5.7          0.3         (2.4)

                                                             TWELVE MONTHS                     YEAR ENDED
                                                            ENDED JUNE 30,                    DECEMBER 31,
                                                        -----------------------   ------------------------------------
                                                           2000         1999         1999         1998         1997
                                                        ----------   ----------   ----------   ----------   ----------
                                                              (UNAUDITED)
SELECTED RATIOS:
  Ratio of EBITDA to interest expense.................         6.1x         5.6x         6.1x         5.1x         5.8x
  Ratio of total debt to EBITDA.......................         2.3x         2.4x         2.2x         2.4x         3.3x
  Ratio of total debt to total capitalization.........          53%          52%          50%          45%          54%
  Ratio of earnings to fixed charges..................         2.0x         2.9x         3.1x         2.6x         1.8x

                                                             AT
                                                        JUNE 30, 2000
                                                        -------------
                                                         (UNAUDITED)
FINANCIAL POSITION:
  Assets..............................................     $17,692
  Working capital.....................................         407
  Long-term debt, including amounts due within one
    year..............................................       6,967
  Minority interests in equity of consolidated
    entities..........................................         739
  Stockholders' equity................................       5,379

---------------

    (a) EBITDA is defined as income before depreciation and amortization, interest expense, gains on sales of facilities, impairment of long-lived assets, settlement with federal government, restructuring of operations and investigation-related costs, minority interests and income taxes. EBITDA is commonly used as an analytical indicator within the health care industry, and also serves as a measure of leverage capacity and debt service ability. You should not consider EBITDA as a measure of financial performance under generally accepted accounting principles. The items excluded from EBITDA are significant components in understanding and assessing financial performance. You should not consider EBITDA in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the financial statements as an indicator of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.

    (b) Excludes nine facilities at June 30, 2000, 16 facilities at June 30, 1999, 12 facilities in 1999, 24 facilities in 1998 and 27 facilities in 1997 that are not consolidated (accounted for using the equity method) for financial reporting purposes.

    (c) Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.

    (d) Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to our hospitals. Management and certain investors use admissions as a general measure of inpatient volume.

    (e) Management and certain investors use equivalent admissions as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.

    (f) Represents the average number of days admitted patients stay in our hospitals.

    (g) Represents the average number of patients in our hospital beds each day.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of our consolidated earnings to fixed charges for the periods presented.

 SIX MONTHS
   ENDED
  JUNE 30,           YEAR ENDED DECEMBER 31,
------------   ------------------------------------
2000    1999   1999    1998    1997    1996    1995
----    ----   ----    ----    ----    ----    ----
1.52x   3.70x  3.11x   2.58x   1.81x   4.99x   3.94x

     For the purpose of computing the ratio of earnings to fixed charges, "earnings" consist of income from continuing operations before minority interests, income taxes and fixed charges. "Fixed charges" consist of interest expense, debt amortization costs and one-third of rent expense, which approximates the interest portion of rent expense.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the offering of the Notes, after deducting the estimated underwriting discount and expenses of the offering, will be approximately $737.5 million. We intend to use all or substantially all of the net proceeds from the sale of the Notes to reduce the balance outstanding on our $2.0 billion revolving credit facility, which amounts will then become available to us for reborrowing and the remainder, if any, for general corporate purposes. As of June 30, 2000, we had $700 million outstanding under the credit facility, of which $490 million remained outstanding at August 1, 2000. Based on our current credit ratings, borrowings under the credit facility have an all-in cost of LIBOR plus +1.25% per annum (7.89% at June 30, 2000). The maturity date of the revolving credit facility is February, 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth our total capitalization as of June 30, 2000 and as adjusted to give effect to the offering of Notes by this prospectus supplement and the use of net proceeds from the offering. You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus supplement.

                                                                AS OF JUNE 30, 2000
                                                              ------------------------
                                                                                 AS
                                                              HISTORICAL      ADJUSTED
                                                              ----------      --------
                                                                    (UNAUDITED;
                                                                DOLLARS IN MILLIONS)

Long-term debt due within one year..........................   $   691        $   691
                                                               -------        -------
Long-term debt:
  Senior collateralized debt due through 2034...............       176            176
  Senior debt due through 2095..............................     3,576          4,326
  Bank term loans...........................................     1,700          1,700
  Bank credit agreement(a)..................................       700             --
  Subordinated debt due through 2015........................       124            124
                                                               -------        -------
          Total long-term debt..............................     6,276          6,326
                                                               -------        -------
          Total debt........................................     6,967          7,017
                                                               -------        -------
Minority interests in equity of consolidated entities.......       739            739
                                                               -------        -------
Stockholders' equity:
  Common stock $.01 par value per share; authorized
     1,600,000,000 voting shares and 50,000,000 nonvoting
     shares; outstanding 536,491,600 voting shares and
     21,000,000 nonvoting shares............................         6              6
  Capital in excess of par..................................       722            722
  Other.....................................................         8              8
  Accumulated other comprehensive income....................        43             43
  Retained earnings.........................................     4,600          4,600
                                                               -------        -------
          Total stockholders' equity........................     5,379          5,379
                                                               -------        -------
          Total capitalization..............................   $13,085        $13,135
                                                               =======        =======

---------------

(a) Of this amount, $490 million remained outstanding at August 1, 2000.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth our selected consolidated financial data for the years ended December 31, 1999, 1998, 1997, 1996 and 1995 and the six-month periods ended June 30, 2000 and 1999 and selected ratios for the years ended December 31, 1999, 1998, 1997, 1996 and 1995 and for the twelve-month periods ended June 30, 2000 and 1999. This financial data has been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the year ended December 31, 1999 and the unaudited condensed consolidated financial statements and the related notes filed as part of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000. Financial data for the six-month periods ended June 30, 2000 and 1999 and at June 30, 2000 and 1999 and the selected ratios for the twelve-month periods ended June 30, 2000 and 1999 are unaudited and, in the opinion of our management, include all adjustments necessary for a fair presentation of the data. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year.

     You should read the following selected consolidated financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement.

                                                SIX MONTHS ENDED
                                                    JUNE 30,                           YEAR ENDED DECEMBER 31,
                                              ---------------------   ---------------------------------------------------------
                                                2000        1999        1999        1998        1997        1996        1995
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                   (UNAUDITED)
                                                                (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS:
  Revenues..................................  $   8,404   $   8,816   $  16,657   $  18,681   $  18,819   $  18,786   $  17,132
  Income from continuing operations.........         24         428         657         532         182       1,461       1,025
  Net income (loss).........................         24         428         657         379        (305)      1,505         961
  Diluted income from continuing operations
    per share...............................        .04         .70        1.11         .82         .27        2.15        1.52
  Diluted net income (loss) per share.......        .04         .70        1.11         .59        (.46)       2.22        1.43
  Cash dividends per share..................        .04         .04         .08         .08         .08         .08         .08
SAME FACILITY PERCENTAGE CHANGE FROM PRIOR
  YEAR PERIOD (a):
  Revenues..................................        5.8%        3.4%        5.3%       (0.2)%       1.1%        6.6%       10.2%
  Admissions (b)............................        2.6         1.8         2.7         0.4         1.7         3.8         4.6
  Equivalent admissions (c).................        2.6         1.8         2.5         1.4         3.5         5.8         8.6
  Revenues per equivalent admission.........        3.1         1.6         2.7        (1.5)       (2.3)        0.7         1.5
FINANCIAL POSITION (AT END OF PERIOD):
  Assets....................................  $  17,692   $  16,650   $  16,885   $  19,429   $  22,002   $  21,116   $  19,805
  Working capital...........................        407         357         265         304       1,650       1,389       1,409
  Net assets of discontinued operations.....         --          --          --          --         841         212         142
  Long-term debt, including amounts due
    within one year.........................      6,967       6,660       6,444       6,753       9,408       6,982       7,380
  Minority interests in equity of
    consolidated entities...................        739         768         763         765         836         836         722
  Stockholders' equity......................      5,379       5,434       5,617       7,581       7,250       8,609       7,129
CASH FLOW DATA:
  Cash provided by operating activities.....  $     693   $     401   $   1,223   $   1,916   $   1,483   $   2,589   $   2,264
  Capital expenditures......................        876         690       1,287       1,470       1,833       2,139       2,991
OPERATING DATA:
  EBITDA (d)................................  $   1,705   $   1,584   $   2,888   $   2,868   $   2,851   $   4,214   $   3,648
  Number of hospitals at end of period
    (e).....................................        195         204         195         281         309         319         319
  Number of licensed beds at end of period
    (f).....................................     42,240      43,969      42,484      53,693      60,643      61,931      61,347
  Weighted average licensed beds (g)........     42,053      49,454      46,291      59,104      61,096      62,708      61,617
  Admissions (b)............................    788,700     873,200   1,625,400   1,891,800   1,915,100   1,895,400   1,774,800
  Equivalent admissions (c).................  1,166,500   1,300,200   2,425,100   2,875,600   2,901,400   2,826,000   2,598,300
  Average length of stay (days) (h).........        5.0         5.0         4.9         5.0         5.0         5.1         5.3
  Average daily census (i)..................     21,611      23,992      22,002      25,719      26,006      26,538      25,917
  Occupancy rate (j)........................         51%         49%         48%         44%         43%         42%         42%

                                  TWELVE MONTHS ENDED
                                       JUNE 30,                              YEAR ENDED DECEMBER 31,
                                -----------------------   --------------------------------------------------------------
                                   2000         1999         1999         1998         1997         1996         1995
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                      (UNAUDITED)
SELECTED RATIOS:
  Ratio of EBITDA to interest
    expense...................     6.1x         5.6x         6.1x         5.1x         5.8x         8.6x         8.0x
  Ratio of total debt to
    EBITDA....................     2.3x         2.4x         2.2x         2.4x         3.3x         1.7x         2.0x
  Ratio of total debt to total
    capitalization............     53%          52%          50%          45%          54%          43%          49%
  Ratio of earnings to fixed
    charges...................     2.0x         2.9x         3.1x         2.6x         1.8x         5.0x         3.9x

---------------

    (a) Same facility information excludes the operations of hospitals and their related facilities that we either acquired or divested during the current and prior period.

    (b) Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to our hospitals. Management and certain investors use admissions as a general measure of inpatient volume.

    (c) Management and certain investors use equivalent admissions as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.

    (d) EBITDA is defined as income before depreciation and amortization, interest expense, gains on sales of facilities, impairment of long-lived assets, settlement with federal government, restructuring of operations and investigation-related costs, merger, facility, consolidation and other costs, minority interests and income taxes. EBITDA is commonly used as an analytical indicator within the health care industry, and also serves as a measure of leverage capacity and debt service ability. You should not consider EBITDA as a measure of financial performance under generally accepted accounting principles. The items excluded from EBITDA are significant components in understanding and assessing financial performance. You should not consider EBITDA in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the financial statements as an indicator of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.

    (e) Excludes nine facilities at June 30, 2000, 16 facilities at June 30, 1999, 12 facilities in 1999, 24 facilities in 1998, 27 facilities in 1997, 22 facilities in 1996 and 19 facilities in 1995 that are not consolidated (accounted for using the equity method) for financial reporting purposes.

    (f) Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.

    (g) Weighted average licensed beds represent the average number of licensed beds, weighted based on periods owned.

    (h) Represents the average number of days admitted patients stay in our hospitals.

    (i) Represents the average number of patients in our hospital beds each day.

    (j) Represents the percentage of hospital licensed beds occupied by patients. Both average daily census and occupancy rate provide measures of the utilization of inpatient rooms.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

INVESTIGATIONS AND LITIGATION

     We are currently the subject of several federal investigations into some of our business practices, as well as governmental investigations by various states. We are cooperating in these investigations and understand, through written notice and other means, that we are a target in these investigations. Given the breadth of the ongoing investigations, we expect additional investigative and prosecutorial activity to occur in these and other jurisdictions in the future.

     In May 2000, we reached an understanding with attorneys of the Civil Division of the Department of Justice to recommend an agreement to settle, subject to certain conditions, civil claims actions against us relating to DRG coding, outpatient laboratory billing and home health issues. The understanding provides that we will compensate the government $745 million with respect to the issues covered by the agreement, with interest accruing commencing May 18, 2000 at a rate of 6.5%. The settlement is subject to approval by additional officials at the Department of Justice and other federal agencies, as well as state officials; execution of a corporate integrity agreement; execution of definitive settlement documents for the three issues included in the understanding; execution of agreements to resolve all pending criminal investigations; and court approval. The civil issues that are not included as part of the understanding are claims related to cost reports and physician relations issues.

     We are also a defendant in several qui tam actions brought by private parties on behalf of the United States of America, which have been unsealed. The actions allege, in general, that we violated the False Claims Act by submitting improper claims to the government for reimbursement. To our knowledge, the government has intervened in six unsealed qui tam actions. We are aware of additional qui tam actions that remain under seal and believe that there may be other sealed qui tam cases of which we are unaware. We are also a defendant in a number of other suits which allege, in general, improper and fraudulent billing, overcharging, coding and physician referrals, as well as other violations of law. Some of the suits have been conditionally certified as class actions.

     We remain the subject of a formal order of investigation by the Securities and Exchange Commission. We understand that the SEC investigation relates to the anti-fraud, insider trading, periodic reporting and internal accounting control provisions of the federal securities laws.

     We are not able to predict the outcome or quantify the effects that the ongoing investigations or the initiation of additional investigations, if any, will have on our financial condition or results of operations in future periods. The amounts claimed in the qui tam and other actions are substantial, and we could be subject to substantial costs resulting from an adverse outcome of one or more of these actions. Any sanctions or losses arising from these investigations or actions could have a material adverse effect on our financial position and results of operations. See "Description of Business -- Investigations and Litigation" as well as our Annual Report on Form 10-K for the year ended December 31, 1999 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 for a more detailed discussion of the risks and potential impact of the investigations and litigation.

RESULTS OF OPERATIONS

  Revenue/Volume Trends

     Our revenues continue to be affected by an increasing proportion of revenue being derived from fixed payment, higher discount sources, including government payers, managed care providers and others. Under the Balanced Budget Act of 1997, our reimbursement from the Medicare and Medicaid programs was reduced by significant changes that were phased in through October 1, 1998, and will continue to be reduced as certain changes continue to be phased in during 2000 and 2001. The Balanced Budget Act of 1997 contains a requirement that the Health Care Financing Administration adopt a prospective payment system for outpatient hospital services, which is currently anticipated to be implemented in August 2000. As of the date of this prospectus supplement, we are not able to quantify the effect, if any, that the outpatient prospective payment system will have on our financial results. We continue to experience a shift in our payer mix as patients move from traditional indemnity insurance and Medicare coverage to medical coverage that is provided under managed care plans. We generally receive lower payments per patient under managed care plans than under traditional indemnity insurance plans or traditional Medicare. With an increasing proportion of services being reimbursed based upon fixed payment amounts (where the payment is based upon the diagnosis, regardless of the cost incurred or level of service provided), revenues, earnings and cash flows are being reduced. Revenues from capitation arrangements (prepaid health service agreements) are less than 1% of consolidated revenues.

     We expect reductions in the rate of increase in Medicare and Medicaid reimbursement, and increasing percentages of patient volume related to patients participating in managed care plans to present ongoing challenges. The challenges presented by these trends are enhanced by our inability to control these trends and the associated risks. To maintain and improve our operating margins in future periods, we must increase patient volumes while controlling the cost of providing services. If we are not able to achieve reductions in the cost of providing services through operational efficiencies, and the trend of declining reimbursements and payments continues, results of operations and cash flows will deteriorate.

     Management believes that the proper response to these challenges includes the delivery of a broad range of quality health care services to physicians and patients, with operating decisions being made by the local management teams and local physicians, and a focus on reducing operating costs through implementation of our shared services initiatives.

  Operating Results Summary

     The following tables summarize our results from continuing operations for the six months ended June 30, 2000 and 1999 and the years ended December 31, 1999, 1998 and 1997 (dollars in millions):

                                                                          SIX MONTHS
                                                                        ENDED JUNE 30,
                                                              ----------------------------------
                                                                   2000               1999
                                                              ---------------    ---------------
                                                              AMOUNT    RATIO    AMOUNT    RATIO
                                                              -------   -----    -------   -----
Revenues....................................................  $8,404    100.0    $8,816    100.0
Salaries and benefits.......................................   3,306     39.3     3,514     39.9
Supplies....................................................   1,325     15.8     1,376     15.6
Other operating expenses....................................   1,532     18.2     1,740     19.6
Provision for doubtful accounts.............................     601      7.2       667      7.6
Depreciation and amortization...............................     521      6.2       574      6.5
Interest expense............................................     255      3.0       229      2.6
Equity in earnings of affiliates............................     (65)    (0.8)      (65)    (0.7)
Settlement with federal government..........................     745      8.9        --       --
Gains on sales of facilities................................     (18)    (0.2)     (257)    (2.9)
Impairment of long-lived assets.............................      --       --       160      1.8
Restructuring of operations and investigation-related
  costs.....................................................      25      0.3        60      0.7
                                                              ------    -----    ------    -----
                                                               8,227     97.9     7,998     90.7
                                                              ------    -----    ------    -----
Income before minority interests and income taxes...........     177      2.1       818      9.3
Minority interests in earnings of consolidated entities.....      55      0.7        28      0.3
                                                              ------    -----    ------    -----
Income before income taxes..................................     122      1.4       790      9.0
Provision for income taxes..................................      98      1.1       362      4.1
                                                              ------    -----    ------    -----
Net income..................................................  $   24      0.3    $  428      4.9
                                                              ======    =====    ======    =====
Percentage change from prior year period:
  Revenues..................................................    (4.7)%             (8.9)%
  Income before income taxes................................   (84.6)              17.5
  Net income................................................   (94.4)               9.1
  Admissions (a)............................................    (9.7)             (11.2)
  Equivalent admissions (b).................................   (10.3)             (12.7)
  Revenues per equivalent admission.........................     6.3                4.4
Same facility percentage change from prior year period (c):
  Revenues..................................................     5.8                3.4
  Admissions (a)............................................     2.6                1.8
  Equivalent admissions (b).................................     2.6                1.8
  Revenues per equivalent admission.........................     3.1                1.6

                                                        1999               1998               1997
                                                   ---------------    ---------------    ---------------
                                                   AMOUNT    RATIO    AMOUNT    RATIO    AMOUNT    RATIO
                                                   -------   -----    -------   -----    -------   -----
Revenues.........................................  $16,657   100.0    $18,681   100.0    $18,819   100.0
Salaries and benefits............................    6,694    40.2      7,766    41.6      7,631    40.6
Supplies.........................................    2,645    15.9      2,901    15.5      2,722    14.5
Other operating expenses.........................    3,251    19.5      3,816    20.4      4,263    22.6
Provision for doubtful accounts..................    1,269     7.6      1,442     7.7      1,420     7.5
Depreciation and amortization....................    1,094     6.6      1,247     6.7      1,238     6.6
Interest expense.................................      471     2.8        561     3.0        493     2.6
Equity in earnings of affiliates.................      (90)   (0.5)      (112)   (0.6)       (68)   (0.4)
Gains on sales of facilities.....................     (297)   (1.8)      (744)   (4.0)        --      --
Impairment of long-lived assets..................      220     1.3        542     2.9        442     2.4
Restructuring of operations and investigation
  related costs..................................      116     0.7        111     0.6        140     0.7
                                                   -------   -----    -------   -----    -------   -----
                                                    15,373    92.3     17,530    93.8     18,281    97.1
                                                   -------   -----    -------   -----    -------   -----
Income from continuing operations before minority
  interests and income taxes.....................    1,284     7.7      1,151     6.2        538     2.9
Minority interests in earnings of consolidated
  entities.......................................       57     0.3         70     0.4        150     0.8
                                                   -------   -----    -------   -----    -------   -----
Income from continuing operations before income
  taxes..........................................    1,227     7.4      1,081     5.8        388     2.1
Provision for income taxes.......................      570     3.5        549     3.0        206     1.1
                                                   -------   -----    -------   -----    -------   -----
Income from continuing operations................  $   657     3.9    $   532     2.8    $   182     1.0
                                                   =======   =====    =======   =====    =======   =====
Basic earnings per share from continuing
  operations.....................................  $  1.12            $   .82            $   .28
Diluted earnings per share from continuing
  operations.....................................  $  1.11            $   .82            $   .27
% changes from prior year:
  Revenues.......................................    (10.8)%             (0.7)%              0.2%
  Income from continuing operations before income
    taxes........................................     13.5              178.8              (84.1)
  Income from continuing operations..............     23.6              191.2              (87.5)
  Basic earnings per share from continuing
    operations...................................     36.6              192.9              (87.1)
  Diluted earnings per share from continuing
    operations...................................     35.4              203.7              (87.4)
  Admissions (a).................................    (14.1)              (1.4)               1.0
  Equivalent admissions (b)......................    (15.7)              (1.1)               2.7
  Revenues per equivalent admission..............      5.7                0.3               (2.4)
Same facility % changes from prior year (c):
  Revenues.......................................      5.3               (0.2)               1.1
  Admissions (a).................................      2.7                0.4                1.7
  Equivalent admissions (b)......................      2.5                1.4                3.5
  Revenues per equivalent admission..............      2.7               (1.5)              (2.3)

---------------

    (a) Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to our hospitals. Management and certain investors use admissions as a general measure of inpatient volume.

    (b) Equivalent admissions are used by management and certain investors as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.

    (c) Same facility information excludes the operations of hospitals and their related facilities that we either acquired or divested during the current and prior year.

  Six Months Ended June 30, 2000 and 1999

     Income before income taxes decreased 84.6% to $122 million in 2000 from $790 million in 1999 and pretax margins decreased to 1.4% in 2000 from 9.0% in 1999. The decrease in pretax income was primarily attributable to the accrual of an estimated settlement with the federal government in the second quarter of 2000. Excluding the settlement charge, income before income taxes increased 9.8% to $867 million in 2000.

     Revenues decreased 4.7% to $8.4 billion in 2000 compared to $8.8 billion in 1999. Inpatient admissions decreased 9.7% from 1999 and equivalent admissions (adjusted to reflect combined inpatient and outpatient volume) decreased 10.3%. Revenues, admissions and equivalent admissions declined primarily as a result of our restructuring of operations. During 1999, we completed the spin-offs of LifePoint Hospitals, Inc. and Triad Hospitals, Inc. and the sales of 24 hospital facilities. On a same facility basis, revenues increased 5.8% and admissions and equivalent admissions increased 2.6% from 1999. Revenue per equivalent admission increased 6.3% from 1999 to 2000 and on a same facility basis increased 3.1%. The increase in revenue per equivalent admission on a same facility basis primarily resulted from successes achieved in renegotiating and renewing certain managed care contracts on more favorable terms to HCA. The increase in revenue per equivalent admission on a consolidated basis resulted from the combination of the same facility improvement and the benefit from the restructuring of operations transactions. While we achieved some successes in managed care pricing, attaining revenue increases continues to present a challenge due to decreases in Medicare rates of reimbursement mandated by the Balanced Budget Act of 1997 (which lowered 2000 revenues by approximately $20 million), and a continuing shift in revenues away from traditional Medicare and indemnity payers to managed care (managed care as a percentage of total admissions increased to 42.2% in 2000 compared to 39.9% in 1999).

     Salaries and benefits, as a percentage of revenues, decreased to 39.3% in 2000 from 39.9% in 1999 due to the restructuring of operations. Salaries and benefits as a percentage of revenues for the facilities included in the spin-offs of Triad and LifePoint were 42.4% for 1999, and salaries and benefits as a percentage of revenues for the facilities included in our National Group (our operating segment which includes nine consolidating hospitals at June 30, 2000 that we intend to sell or close and the operations of some other hospitals which have been sold) were 46.0% for 1999. During 1999, we divested 24 hospitals.

     Supply costs increased as a percentage of revenues to 15.8% in 2000 from 15.6% in 1999, due to an increase in the cost of supplies per equivalent admission of 7.4% related to the increasing costs of new technology and pharmaceuticals.

     Other operating expenses (primarily consisting of contract services, professional fees, repairs and maintenance, rents and leases, utilities, insurance and non-income taxes) as a percentage of revenues decreased to 18.2% in the second quarter of 2000 from 19.6% in 1999, due primarily to the restructuring of operations. The other operating expenses as a percentage of revenues for the facilities included in the spin-offs of Triad and LifePoint were 22.4% for 1999, and the other operating expenses as a percentage of revenues for the facilities included in our National Group were 26.4% for 1999. Also, some insurance subsidiary funds were reallocated among investment managers, resulting in the recognition of previously unrealized gains that decreased other operating expenses by approximately $27 million during the second quarter of 2000.

     Provision for doubtful accounts, as a percentage of revenues, decreased to 7.2% in 2000 from 7.6% in 1999; however, we continue to experience trends that make it difficult to maintain or reduce the provision for doubtful accounts as a percentage of revenues. These trends include payer mix shifts to managed care plans (resulting in increased amounts of patient co-payments and deductibles), delays in payments and the denial of claims by managed care payers and increases in the volume of health care services provided to uninsured patients in some facilities.

     Equity in earnings of affiliates remained basically flat as a percentage of revenues at 0.8% in 2000 as compared to 0.7% in 1999.

     Depreciation and amortization decreased as a percentage of revenues to 6.2% in 2000 from 6.5% in 1999, primarily due to the restructuring of operations. Depreciation and amortization as a percentage of revenues for the facilities included in the spin-offs of Triad and LifePoint was 7.0% in 1999.

     Interest expense increased to $255 million in 2000 compared to $229 million in 1999, primarily as a result of an increase in interest rates during 2000 compared to 1999 and the interest expense, beginning May 2000, related to the settlement with the federal government. The average rates for our bank borrowings increased from 6.24% during the six months ended June 30, 1999 to 7.60% during the six months ended June 30, 2000.

     During 2000 and 1999, respectively, we incurred $25 million and $60 million of restructuring of operations and investigation-related costs. In 2000, these costs included $20 million of professional fees (legal and accounting) related to the governmental investigations and $5 million of other costs. In 1999, restructuring of operations and investigation-related costs included $42 million of professional fees (legal and accounting) related to the governmental investigations, $2 million of severance and $16 million of other costs.

     During 2000, we recognized a pretax gain of $18 million ($8 million after-tax) on the sale of one hospital. During 1999, we recognized a pretax gain of $257 million ($151 million after-tax) on the sale of three hospitals and some related health care facilities. We used proceeds from the sales to repay bank borrowings.

     During 1999, we also identified and initiated, or revised, plans to divest or close during 1999 and 2000, 15 consolidating hospitals and four non-consolidating hospitals. The carrying value for the hospitals and other assets expected to be sold was reduced to fair value based upon estimates of sales values, for a total non-cash, pretax charge of approximately $160 million.

     Minority interests increased as a percentage of revenues to 0.7% in 2000 from 0.3% in 1999 due to improved operations at some joint ventures.

     The effective income tax rate was 80.3% in 2000, due to a valuation allowance recorded in the second quarter, and was 45.8% in 1999, due to nondeductible intangible assets related to gains on sales of facilities and impairment of long-lived assets. If we excluded the effect of the valuation allowance, the nondeductible intangible assets and the related amortization, the effective income tax rate would have been approximately 39% for both 2000 and 1999.

     We have completed a restructuring of our operations. Assuming the restructuring was completed as of the beginning of the period, our remaining core facilities had combined net income which decreased 86.8% from $402 million in 1999 to $53 million in 2000. Excluding gains on sales of facilities, impairment of long-lived assets, settlement with federal government and restructuring of operations and investigation-related costs, combined net income for our remaining core facilities increased 18.5% to $567 million in 2000 from $479 million in 1999.

  Years Ended December 31, 1999 and 1998

     Income from continuing operations before income taxes increased 13.5% to $1.2 billion in 1999 from $1.1 billion in 1998 and pretax margins increased to 7.4% in 1999 from 5.8% in 1998. The increase in pretax income primarily resulted from reductions from 1998 to 1999 in salaries and benefits and other operating expenses as a percentage of revenues.

     Revenues decreased 10.8% to $16.7 billion in 1999 from $18.7 billion in 1998 due to the reduction from 281 hospitals at December 31, 1998 to 195 hospitals at December 31, 1999. During 1999, we restructured our operations by completing the spin-offs of LifePoint and Triad and the sale of 24 hospital facilities. On a same facility basis, both admissions and revenues per equivalent admission increased 2.7% from 1998 to 1999, resulting in a 5.3% increase in revenues. The increases in revenue per equivalent admission of 5.7% on a consolidated basis and 2.7% on a same facility basis from 1998 to 1999 primarily resulted from successes achieved during 1999 in renegotiating and renewing certain managed care contracts on more favorable terms. While we achieved some successes in managed care pricing, attaining revenue increases continues to present a challenge due to decreases in Medicare rates of reimbursement mandated by the Balanced Budget Act of 1997 (which lowered 1999 revenues by approximately $124 million), and a continuing shift in revenues away from traditional Medicare and indemnity payers to managed care (managed care as a percentage of total admissions increased to 41% in 1999 compared to 39% in
1998).

     Salaries and benefits, as a percentage of revenues, decreased from 41.6% in 1998 to 40.2% in 1999. The increase in revenues per equivalent admission was a primary factor for the decrease. In addition, we were more successful in adjusting staffing levels to correspond with the equivalent admission growth rates (man hours per equivalent admission decreased approximately 3% compared to 1998).

     Supply costs increased as a percentage of revenues to 15.9% in 1999 from 15.5% in 1998 due to an increase in the cost of supplies per equivalent admission related to the increasing costs of new technology and pharmaceuticals.

     Other operating expenses (primarily consisting of contract services, professional fees, repairs and maintenance, rents and leases, utilities, insurance and non-income taxes) decreased as a percentage of revenues from 20.4% to 19.5% due to certain fixed costs such as contract services, rents, leases, and utilities remaining relatively flat while revenue per equivalent admission was increasing. A decline in professional fees, due to the sales of certain teaching facilities that had costs for medical directorships, also contributed to the decrease.

     Provision for doubtful accounts, as a percentage of revenues, decreased slightly to 7.6% in 1999 from 7.7% in 1998. We continue to experience trends that make it difficult to maintain or reduce the provision for doubtful accounts as a percentage of revenues. These trends include payer mix shifts to managed care plans (resulting in increased amounts of patient co-payments and deductibles), delays in payments and the denial of claims by managed care payers and increases in the volume of health care services provided to uninsured patients in certain facilities.

     Depreciation and amortization remained relatively flat as a percentage of revenues at 6.6% in 1999 versus 6.7% in 1998.

     Interest expense decreased to $471 million in 1999 compared to $561 million in 1998 primarily as a result of a decrease in average outstanding debt during 1999 compared to 1998. The spin-offs and facility sales resulted in the receipt of cash proceeds in 1999 and in the third and fourth quarters of 1998 which were used to pay down borrowings.

     Equity in earnings of affiliates remained relatively flat as a percentage of revenues at 0.5% in 1999 and 0.6% in 1998.

     During 1999, we recognized a pretax gain of $297 million ($164 million after-tax) on the sale of three hospitals and some related health care facilities. We used proceeds from the sales to repay bank borrowings.

     During 1999, we also identified and initiated, or revised, plans to divest or close during 1999 and 2000, 23 consolidating hospitals and four non-consolidating hospitals. The carrying value for the hospitals and other assets expected to be sold was reduced to fair value based upon estimates of sales values, for a total non-cash, pretax charge of approximately $220 million.

     During 1999 and 1998, respectively, we incurred $116 million and $111 million of restructuring of operations and investigation-related costs. In 1999, these costs included $77 million of professional fees (legal and accounting) related to the governmental investigations, $5 million of severance costs and $34 million of other costs. In 1998, restructuring of operations and investigation-related costs included $96 million of professional fees (legal and accounting) related to the governmental investigations, $5 million of severance costs and $10 million of other costs.

     Minority interests decreased slightly as a percentage of revenues to 0.3% in 1999 from 0.4% in 1998.

     The effective income tax rates were 46.5% in 1999 and 50.8% in 1998 due to non-deductible intangible assets related to gains on sales of facilities and impairments of long-lived assets. If we excluded the effect of the non-deductible intangible assets and the related amortization, the effective income tax rate would have been approximately 39% for both 1999 and 1998.

     We have substantially completed a restructuring of our operations. Assuming the restructuring was completed as of the beginning of the period, our remaining core facilities had combined net income from continuing operations of $669 million in 1999 versus $452 million in 1998, an increase of 48.1%. Excluding gains on sales of facilities, impairment of long-lived assets and restructuring of operations and investigation-related costs, combined net income for our remaining core facilities increased 13.1% to $838 million in 1999 from $741 million in 1998.

  Years Ended December 31, 1998 and 1997

     Revenues decreased 0.7% to $18.7 billion in 1998 compared to $18.8 billion in 1997, primarily as a result of the sales of facilities and declines in volumes. Inpatient admissions decreased 1.4% from 1997 to 1998 and equivalent admissions (adjusted to reflect combined inpatient and outpatient volume) decreased 1.1%. The small decline in revenues compared to the decline in equivalent admissions resulted in a slight increase in revenues per equivalent admission of 0.3%. On a same facility basis, revenues decreased 0.2%, admissions increased 0.4% and equivalent admissions increased 1.4% from 1997 to 1998. On a same facility basis, the decline in revenues combined with an increase in equivalent admissions resulted in a decline in revenues per equivalent admission of 1.5%.

     The decline in revenues was due to several factors, including decreases in Medicare reimbursement rates mandated by the Balanced Budget Act of 1997 (which lowered 1998 revenues by approximately $215 million), continued increases in discounts from the growing number of managed care payers (managed care as a percentage of total admissions increased to 39% in 1998 compared to 35% in 1997) and a net decrease in the number of consolidating hospitals and surgery centers since 1997 due to the sales of several facilities during 1998. We had 281 consolidating hospitals and 102 surgery centers at December 31, 1998, compared to 309 hospitals and 140 surgery centers at December 31, 1997.

     Income from continuing operations before income taxes increased 178.8% to $1.1 billion in 1998 from $388 million in 1997. Pretax margins increased to 5.8% in 1998 from 2.1% in 1997. The increase in pretax income was primarily attributable to gains on the sales of facilities and a small increase in the operating margin. Excluding the gains on sales of facilities, asset impairment charges and restructuring of operations and investigation-related costs, income from continuing operations before income taxes increased 2.0% to $990 million in 1998 from $970 million in 1997 and the pretax margin increased to 5.3% in 1998 from 5.2% in 1997. These increases were primarily attributable to a decrease in other operating expenses as a percentage of revenues.

     Operating expenses increased as a percentage of revenues in almost every expense category, except other operating expenses, which declined 2.2% from 1997. The increases were primarily attributable to our inability to adjust expenses in line with the decreases experienced in revenues and reimbursement trends. Management's attention to the investigations, reactions by certain physicians and patients to the negative media coverage and management changes at several levels and locations throughout HCA contributed to our inability to implement changes to reduce operating expenses in response to the revenue declines.

     Salaries and benefits, as a percentage of revenues, increased to 41.6% in 1998 from 40.6% in 1997. The increase was due to a 3.4% increase in salaries and benefits per equivalent admission, which can be attributed to a 2.7% increase in labor cost per hour and a 0.5% increase in man-hours per equivalent admission.

     Supply costs increased as a percentage of revenues to 15.5% in 1998 from 14.5% in 1997 due to a 7.7% increase in the cost of supplies per equivalent admission, while revenues per equivalent admission increased only 0.3%.

     Other operating expenses (which includes contract services, professional fees, repairs and maintenance, rents and leases, utilities, insurance, marketing and non-income taxes) decreased as a percentage of revenues to 20.4% in 1998 from 22.6% in 1997. The decrease resulted from small decreases in several of these expense categories as a percentage of revenues, including lower marketing costs due to the cancellation of a national branding campaign.

     Provision for doubtful accounts, as a percentage of revenues, increased to 7.7% in 1998 from 7.5% in 1997 due to internal factors such as computer information system conversions (including patient accounting systems), which diverted some of the time of business office employees from their billing and collection functions to assist with the system conversions at some facilities, and external factors such as payer mix shifts to managed care plans (resulting in increased amounts of patient co-payments and deductibles) and increases in claim audits and remittance denials from some payers. Management is unable to quantify the effects of each of these factors because the data to support the classification of writeoffs to these categories is not accumulated due to volume, standardization and cost constraints. The shift in payer mix is expected to continue and the provision for doubtful accounts is likely to remain at higher levels than in past years (1996 and prior).

     Equity in earnings of affiliates increased slightly as a percentage of revenues to 0.6% in 1998 from 0.4% in 1997.

     Depreciation and amortization increased as a percentage of revenues to 6.7% in 1998 from 6.6% in 1997, primarily due to the slowdown in revenue growth and increased capital expenditures related to ancillary services (such as outpatient services) and information systems. Capital expenditures in these areas generally result in shorter depreciation and amortization lives for the assets acquired than typical hospital acquisitions.

     Interest expense increased to $561 million in 1998 compared to $493 million in 1997. A primary reason for the increased interest expense is an increase in the average interest rate on our borrowings. Our credit ratings were downgraded in both 1998 and 1997 and this caused a shift in credit sources from the commercial paper market to bank debt.

     During 1998, we recognized a pretax gain of $744 million ($365 million after-tax) on the sale of some hospitals and surgery centers. The gain includes a pretax gain of $570 million ($335 million after-tax) on the sale of 21 hospitals to a consortium of not-for-profit entities, a pretax gain of $203 million ($50 million after-tax) on the sale of 34 surgery centers, and a loss of $29 million ($20 million after-tax) on the sale of six hospitals and other facilities.

     During 1998, management approved a plan to divest a group of our medical office buildings. The divestiture is expected to be completed through the transfer of the medical office buildings to a joint venture in which we will maintain a minority interest. The carrying value for these medical office buildings, along with certain hospitals and other facilities expected to be sold, was reduced to fair value, based upon estimates of sales values resulting in a non-cash, pretax impairment charge of $542 million ($175 million of the total impairment charge was related to the medical office buildings).

     During 1997, we recorded $442 million of asset impairment charges. The charges primarily related to hospital and surgery center facilities to be sold or closed ($402 million) and physician practices ($40 million) where projected future cash flows were less than the carrying value of the related assets.

     We incurred $111 million and $140 million of costs during 1998 and 1997, respectively, of restructuring of operations and investigation-related costs. In 1998, these costs included $96 million of professional fees (legal and accounting) related to the governmental investigations, $5 million of severance costs and $10 million of other costs. In 1997, these costs included $61 million of severance costs, $44 million of professional fees (legal and accounting) related to the governmental investigations and $35 million of other costs.

     Minority interests decreased as a percentage of revenues to 0.4% in 1998 from 0.8% in 1997. The decrease in minority interest expense was attributable to declines in profitability in certain operations that have minority ownership and the sales during 1998 of certain minority-owned operations (the majority of the 34 surgery centers that were sold during 1998 had minority owners).

     Income from continuing operations increased 191.2% to $532 million ($.82 per diluted share) during 1998 compared to $182 million ($.27 per diluted share) in 1997. Excluding the gains on sales of facilities, asset impairment charges, and restructuring of operations and investigation-related costs, income from continuing operations increased 4.3% to $590 million ($.91 per diluted share) in 1998 from $565 million ($.85 per diluted share) in 1997.

     We substantially completed a restructuring of our operations (including the spin-offs of LifePoint and Triad and the divestiture of some facilities). Assuming the completion of the restructuring, as of the beginning of the period our remaining core facilities had combined net income from continuing operations which increased 84.0% to $452 million in 1998 from $246 million in 1997. Excluding gains on sales of facilities, impairment of long-lived assets and restructuring of operations and investigation-related costs, combined net income for our remaining core facilities increased 50.4% to $741 million in 1998 from $493 million in 1997.

LIQUIDITY AND CAPITAL RESOURCES

     Cash provided by continuing operating activities improved to $693 million during the first six months of 2000 compared to $401 million in 1999. The improvement was primarily due to an increase in net income, excluding gains on sales of facilities, impairment of long-lived assets and the settlement with federal government, to $513 million in 2000 from $408 million in 1999. Also during the first six months of 2000, we made tax payments of $378 million versus $452 million in 1999. Cash provided by continuing operating activities totaled $1.2 billion in 1999 compared to $1.9 billion in 1998 and $1.5 billion in 1997. The decrease in cash provided by continuing operating activities during 1999 primarily resulted from an increase in tax payments and increases in accounts receivable and other current assets. During 1998, we applied for and received a refund of approximately $350 million, resulting from excess estimated tax payments made in 1997 based upon more profitable prior periods. The increase from 1997 to 1998 was primarily due to the loss incurred from continuing operations during 1997.

     Cash used in investing activities was $785 million during the first six months of 2000, compared to cash provided of approximately $1.4 billion during 1999. The decrease was due primarily to proceeds from the disposition of hospitals and other health care facilities of $624 million in 1999 compared with $263 million in 2000, cash flows from changes in investments of $548 million in 1999 (including repayment by a nonconsolidating joint venture of advances of approximately $330 million) compared with cash used of $96 million in 2000, and the $886 million in proceeds in 1999 related to the spin-offs. In 2000, we also used $290 million to acquire hospitals and health care entities, and we had no acquisitions in 1999. Cash provided by investing activities was approximately $0.9 billion in 1999 and approximately $1.0 billion in 1998, compared to cash used in investing activities of $2.7 billion in 1997. Our restructuring of operations resulted in the receipt of cash proceeds of approximately $1.8 billion in 1999 and $2.8 billion in 1998. In 1997, we used $1.2 billion of cash to complete the acquisition of Value Health, Inc., a provider of specialty managed care benefit programs.

     Cash flows provided by financing activities totaled $194 million in the first six months of 2000 compared to cash used of approximately $2.0 billion in 1999. The primary financing cash flow activities included the repurchases of our common stock (approximately $255 million and $1.9 billion during 2000 and 1999, respectively) and the receipt of net proceeds from debt issuances of $448 million in 2000. Cash flows used in financing activities totaled approximately $2.3 billion in 1999 and $2.7 billion during 1998, compared to cash provided by financing activities of $1.3 billion in 1997. We primarily used the cash flows provided by continuing operating activities and investing activities to repurchase approximately 82 million shares of our common stock in 1999 and to pay down debt during 1998. During 1997, we used approximately $1 billion of cash to repurchase approximately 29 million shares of our common stock. We funded the repurchase in 1997 with the issuance of long-term debt, commercial paper and bank borrowings.

     Working capital totaled $407 million as of June 30, 2000, compared to $265 million at December 31, 1999. At December 31, 1999 current liabilities included $500 million outstanding under our senior interim term loan. In March 2000, we repaid the $500 million using proceeds from a new $1.2 billion senior term loan. Management believes that cash flows from operations, amounts available under our revolving credit facility, proceeds from our senior term loan and our access to debt markets (including the net proceeds from the Notes offered hereby) are sufficient to meet expected liquidity needs during 2000.

     Excluding acquisitions, capital expenditures were $586 million during the first six months of 2000 compared to $690 million for the same period in 1999. We expect planned capital expenditures in 2000 to approximate $1.3 billion. Management believes that its capital expenditure program is adequate to expand, improve and equip its existing health care facilities.

     Investments of our professional liability insurance subsidiary to maintain statutory equity and pay claims totaled $1.7 billion at June 30, 2000 and at December 31, 1999 and $1.8 billion at December 31, 1998.

     During 1997, we announced both the cessation of sales of interests in our hospitals to physicians and our intention to repurchase physician ownership interests in our hospitals. We paid approximately $8 million and $41 million to repurchase some physician interests in 1999 and 1998, respectively.

     We have various agreements with joint venture partners whereby the partners have an option to sell or "put" their interests in the joint venture back to HCA within specific periods at fixed prices or prices based on specific formulas. The combined put price under all such agreements was approximately $400 million at June 30, 2000. During 2000, one of our joint venture partners exercised its put option, whereby HCA purchased the partner's interest in the joint venture for approximately $47 million. We cannot predict if, or when, other joint venture partners will exercise such options.

     During the first quarter of 1998, the Internal Revenue Service issued guidance regarding certain tax consequences of joint ventures between for-profit and not-for-profit hospitals. As a result of the tax ruling, the IRS may propose to revoke the tax-exempt or public charity status of certain not-for-profit entities that participate in such joint ventures or to treat joint venture income as unrelated business taxable income. We are continuing to review the impact of the tax ruling on our existing joint ventures and the development of future ventures, and are consulting with our joint venture partners and tax advisers to develop appropriate courses of action. The tax ruling or any adverse determination by the IRS regarding the tax-exempt or public charity status of a not-for-profit partner, or the characterization of joint venture income as unrelated business taxable income, could limit joint venture development with not-for-profit hospitals, require the restructuring of some existing joint ventures with not-for-profits and influence the exercise of the put agreements by some existing joint venture partners.

     In November 1999, we announced that our Board of Directors authorized the repurchase of up to $1 billion of our common stock. During the first quarter of 2000, we settled forward purchase contracts associated with our November 1999 authorization for approximately 8.5 million shares at a cost of $250 million and during the second quarter of 2000, settled forward purchase contracts associated with the same authorization for approximately 1.8 million shares at a cost of approximately $53 million. In accordance with the terms of the forward purchase contracts, the shares purchased remain outstanding until the forward purchase contracts are settled by HCA. Forward purchase contracts totaling approximately
24.1 million shares at a cost of approximately $697 million remain outstanding until settled by HCA.

     In March 2000, we announced that our Board of Directors authorized the repurchase of up to $1 billion of additional common stock. Some financial organizations purchased approximately 5.3 million shares of HCA's common stock for approximately $119 million during the first quarter of 2000 and approximately 11.3 million shares for approximately $322 million during the second quarter of 2000 utilizing forward purchase contracts. In accordance with the terms of the contracts, these shares remain outstanding until settled by HCA. We expect to repurchase the remaining stock associated with the March 2000 repurchase authorization through open market purchases, privately negotiated transactions or forward purchase contracts.

     During the first quarter of 1999, as part of the agreement related to our share repurchase programs, we entered into a Letter of Credit Agreement with the United States Department of Justice. We provided the government with letters of credit totaling $1 billion. The understanding reached with the government in May 2000 provides that the letters of credit will be reduced from $1 billion to $250 million at the time of the settlement payment. In addition, the understanding is that any future civil payments on cost reports or physician relations will reduce the remaining amount of the letters of credit dollar for dollar.

     The resolution of the governmental investigations and the various lawsuits and legal proceedings that have been asserted could result in substantial liabilities to HCA. At this time, we cannot reasonably estimate the timing or amounts of the ultimate liabilities; however, it is possible that the resolution of certain of the contingencies could have a material adverse effect on our results of operations, financial position and liquidity.

IMPACT OF YEAR 2000 COMPUTER ISSUES

     We experienced no material adverse effect to our results of operations, financial condition or ability to provide for our patients' safety and health as a result of the Year 2000 date conversion in our computer systems and programs and those of third parties.

MARKET RISK

     We are exposed to market risk related to changes in interest rates and market values of securities. We currently do not use derivative instruments to offset the market risk exposure of the investments in debt or equity securities of our wholly-owned insurance subsidiary or to alter the interest rate characteristics of our debt instruments.

     Our investments in debt and equity securities were $1.2 billion and $510 million, respectively, at June 30, 2000. These investments are carried at fair value, with changes in unrealized gains and losses recorded as adjustments to stockholders' equity. The fair value of investments is generally based on quoted market prices. We do not expect changes in interest rates and market values of securities to be material in relation to our financial position and operating results.

     With respect to our interest-bearing liabilities, approximately $2.9 billion of long-term debt at June 30, 2000 is subject to variable rates of interest, while the remaining balance in long-term debt of $4.1 billion at June 30, 2000 is subject to fixed rates of interest. Our variable interest rate is affected by both the general level of U.S. interest rates and our credit rating. Our variable rate debt is comprised of our credit facility, on which interest is payable generally at LIBOR plus 0.45% to 1.5% (depending on our credit ratings), and bank term loans on which interest is payable generally at LIBOR plus 0.75% to 2.5%. Due to increases in LIBOR, the average rate for our credit facility increased from 5.81% for the quarter ended June 30, 1999 to 7.44% for the quarter ended June 30, 2000, and the average rate for our term loans increased from 6.50% for the quarter ended June 30, 1999 to 7.98% for the quarter ended June 30, 2000. The estimated fair value of our total long-term debt was $6.6 billion at June 30, 2000. The estimates of fair value are based upon the quoted market prices for the same or similar issues of long-term debt with the same maturities. Based on a hypothetical 1% increase in interest rates, the potential annualized losses in future pretax earnings would be approximately $29 million. The impact of such a change in interest rates on the carrying value of long-term debt would not be significant. The estimated changes to interest expense and the fair value of long-term debt are determined considering the impact of hypothetical interest rates on our borrowing cost and long-term debt balances. To mitigate the impact of fluctuations in interest rates, we generally target a portion of our debt portfolio at a fixed rate, either by borrowing on a fixed or floating rate basis or entering into interest rate swap transactions. We have not, during 2000 or 1999, participated in any interest rate swap agreements.

     Foreign operations and the related market risks associated with foreign currency are currently insignificant to our results of operations and financial position.

EFFECTS OF INFLATION AND CHANGING PRICES

     Various federal, state and local laws have been enacted that may limit our ability to increase prices. Revenues for acute care hospital services rendered to Medicare patients are established under the federal government's prospective payment system. Total Medicare revenues as a percentage of our total revenues approximated 29% in 1999, 30% in 1998 and 34% in 1997.

     Management believes that hospital industry operating margins have been, and may continue to be, under significant pressure because of changes in payer mix and growth in operating expenses in excess of the increase in prospective payments under the Medicare program. Management expects that the average rate of adjustment for Medicare prospective payments for inpatient hospital services will range from (0.3%) to 0.0% in 2000. In addition, as a result of increasing regulatory and competitive pressures, our ability to maintain operating margins through price increases to non-Medicare patients is limited.

IRS DISPUTES

     We are contesting income taxes and related interest proposed by the IRS for prior years aggregating approximately $191 million as of June 30, 2000. Management believes that final resolution of these disputes will not have a material adverse effect on our results of operations or liquidity.

     During the first quarter of 2000, HCA and the IRS filed a Stipulated Settlement with the Tax Court regarding the proposed disallowance by the IRS of certain acquisition-related costs, executive compensation and systems conversion costs, which were deducted in calculating taxable income, and the methods of accounting used by some subsidiaries for calculating taxable income related to vendor rebates and governmental receivables. As a result of the settlement, we paid additional tax and interest of approximately $156 million during 2000. The settlement had no impact on our results of operations.

                            DESCRIPTION OF BUSINESS
OVERVIEW

     HCA - The Healthcare Company (which, until May 25, 2000, was called "Columbia/HCA Healthcare Corporation") is a holding company whose affiliates own and operate hospitals and related health care entities. At June 30, 2000, these affiliates owned and operated 195 hospitals and 80 outpatient surgery centers and provided extensive outpatient and ancillary services. Our affiliates are also partners in several 50/50 joint ventures that own and operate nine hospitals and three outpatient surgery centers, which are accounted for using the equity method. Our facilities are located in 24 states, England and Switzerland.

     Our hospitals provide a comprehensive array of services including internal medicine, cardiology, oncology, obstetrics, general surgery, neurosurgery and orthopedics, as well as diagnostic and emergency services. We also provide outpatient and ancillary services through our acute care hospitals and outpatient facilities, including outpatient surgery and diagnostic centers, rehabilitation and other facilities. We operate preferred provider organizations in 47 states and the District of Columbia.

RESTRUCTURING AND REORGANIZATION

     In 1997 we encountered significant challenges and changes. The hospital industry was adversely affected by Medicare reimbursement reductions resulting from the Balanced Budget Act of 1997, increased managed care penetration and increased government scrutiny of hospital operations. In addition, we learned that we were the subject of a federal investigation related to government reimbursement programs. The investigation was subsequently expanded in July 1997 to include billing practices, home health operations, relationships with physicians, DRG coding and Medicare cost report preparation.

     In response to these industry and governmental challenges, we installed new senior management, redefined our objectives and business practices and initiated a substantial restructuring plan designed to properly align HCA in this new environment. Dr. Thomas F. Frist, Jr., who was serving as our Vice Chairman, was named Chairman of the Board and Chief Executive Officer. Dr. Frist implemented a new corporate strategy emphasizing a renewed focus on a values-based corporate culture, operations rather than acquisitions, local communities and the highest quality care.

     Based on a comprehensive review of our business portfolio, we developed a restructuring plan in which we identified non-strategic segments and assets for divestiture. Since 1997, we have reduced the number of our hospitals by more than 40%, or 141 hospitals, and the number of surgery centers by 70, and sold substantially all of our home health operations and various other non-core assets, for total proceeds of approximately $5.0 billion. We used the proceeds to repay a portion of our outstanding indebtedness and to repurchase shares of our common stock.

OUR BUSINESS STRATEGY

     Our primary objective is to provide the communities we serve with a comprehensive array of quality health care services in the most cost-effective manner. We also seek to enhance financial performance by increasing utilization of, and improving operating efficiencies in, our facilities. We expect to accomplish these objectives by implementing the following strategies:

     - REINFORCE OUR "PATIENTS FIRST" PHILOSOPHY AND OUR COMMITMENT TO ETHICS AND COMPLIANCE: We are committed to a values-based corporate culture that prioritizes the care and improvement of human life above all else. The values highlighted by our corporate culture - compassion, honesty, integrity, fairness, loyalty, respect and kindness - are the cornerstone of our company. To reinforce our dedication to these values and to ensure integrity in all that we do, we have developed and implemented a comprehensive ethics and compliance program that articulates a high set of values and behavioral standards. We believe that this program has reinforced our dedication to excellent patient care in a concrete way.

     - FOCUS ON STRONG ASSETS IN SELECT, CORE COMMUNITIES: We are focusing on communities where we are or can be the number one or number two health care provider. To achieve this goal, management initiated a comprehensive restructuring process in 1997 that has transformed us into a smaller, more focused company. This restructuring allows us to focus our efforts on our core communities, which are typically located in urban areas characterized by highly integrated health care facility networks. Since 1997, we have reduced the number of our hospitals by more than 40%, or 141 hospitals, and the number of surgery centers by 70, and sold substantially all of our home health operations and various other non-core assets. We intend to continue to optimize core assets through selected divestitures and acquisitions and capital expenditures.

     - DEVELOP COMPREHENSIVE LOCAL HEALTH CARE NETWORKS WITH A BROAD RANGE OF HEALTH CARE SERVICES: We seek to operate each of our facilities as part of a network with other health care facilities that we own or operate within a common region. We believe that by being a comprehensive provider of quality health care services in selected communities, we will be better able to attract and serve patients and physicians.

     - GROW THROUGH INCREASED PATIENT VOLUME, EXPANSION OF SPECIALTY AND OUTPATIENT SERVICES AND SELECTIVE ACQUISITIONS: We intend to identify opportunities in areas where demand for comprehensive health services is not adequately met. We believe that expansion of specialty services will strengthen our health care delivery networks and attract new patients. To support this expansion, we plan to actively recruit additional specialists. Recognizing that the shift from inpatient to outpatient care is likely to continue, we intend to enhance the access to and the capabilities of our outpatient services by devoting additional capital resources to outpatient facilities.

     - IMPROVE OPERATING EFFICIENCIES THROUGH ENHANCED COST MANAGEMENT AND RESOURCE UTILIZATION: We have initiated several measures to improve the financial performance of our facilities. To reduce labor costs, we implemented in many communities a flexible staffing model whereby hospital units are staffed at the lowest demand level and additional staff is accessed through shared pools of caregivers. To curtail supply cost, we formed a new group purchasing organization that allows us to achieve better pricing in negotiating purchasing and supply contracts. In addition, as we grow in our select core markets, we believe that we will continue to benefit from economies of scale, including supply chain efficiencies and volume discount cost savings. Also, we expect to be able to reduce operating costs and to be better positioned to work with health maintenance organizations, preferred provider organizations and employers, by sharing certain services among several facilities in the same market.

     - RECRUIT AND DEVELOP STRONG RELATIONSHIPS WITH PHYSICIANS: We plan to actively recruit physicians to enhance patient care and fulfill the needs of the communities we serve. We believe that recruiting and retaining motivated physicians is essential to being a premier provider of health care services. We believe our quality initiatives enhance our competitive position when recruiting and attracting physicians.

     - STREAMLINE AND DECENTRALIZE MANAGEMENT CONSISTENT WITH OUR LOCAL
       FOCUS: Our strategy to streamline and decentralize our management structure affords management of our remaining core facilities greater flexibility to make decisions that are specific to their respective local communities. This, in turn, leads to a smoother, less hierarchical operating structure and creates a more nimble, responsive organization.

     - EFFECTIVELY ALLOCATE CAPITAL IN ORDER TO MAXIMIZE RETURN: We carefully evaluate investment opportunities and invest in projects that add to our primary objective of providing comprehensive, high-quality health care services in the most cost-effective manner. We maintain and replace equipment, renovate and construct replacement facilities and add new services to increase the attractiveness of our hospitals and other facilities to patients and physicians. In addition, we evaluate acquisitions that complement our strategies and assess opportunities to enhance stockholder value, including repayment of indebtedness and stock repurchases.

HEALTH CARE FACILITIES

     We currently own, manage or operate hospitals, ambulatory surgery centers, diagnostic centers, cardiac rehabilitation centers, physical therapy centers, radiation oncology centers, comprehensive outpatient rehabilitation centers and various other programs.

     At June 30, 2000, we, either directly or through joint ventures, operated 204 hospitals with 44,937 licensed beds. Most of our general acute care hospitals provide medical and surgical services, including inpatient care, intensive and cardiac care, diagnostic services and emergency services. The general acute care hospitals also provide outpatient services such as outpatient surgery, laboratory, radiology, respiratory therapy, cardiology and physical therapy. A local advisory board, which usually includes members of the hospital's medical staff, generally makes recommendations concerning the medical, professional and ethical practices at each hospital and monitors such practices. However, the hospital is ultimately responsible for ensuring that these practices conform to established standards. When we acquire a hospital, we establish quality assurance programs to support and monitor quality of care standards and to meet accreditation and regulatory requirements. We monitor patient care evaluations and other quality of care assessment activities on a continuing basis.

     Like most hospitals, our hospitals do not engage in extensive medical research and medical education programs. However, some of our hospitals have an affiliation with medical schools, including the clinical rotation of medical students.

     We also operate other outpatient or related health care facilities including ambulatory surgery centers, diagnostic centers, outpatient physical therapy/rehabilitation centers, outpatient radiation therapy centers, cardiac rehabilitation centers and skilled nursing services. These outpatient and related services are an integral component of our strategy to develop a comprehensive health care network in each of our target markets.

     In addition to providing capital resources, we make available a variety of management services to our health care facilities, most significantly ethics and compliance programs, national supply and equipment purchasing and leasing contracts, accounting, financial and clinical systems, governmental reimbursement assistance, construction planning and coordination, information systems, legal counsel, personnel management and internal auditing services.

SOURCES OF REVENUE

     Hospital revenues depend upon inpatient occupancy levels, the ancillary services and therapy programs ordered by physicians and provided to patients, the volume of outpatient procedures and the charges or negotiated payment rates for such services. Charges and reimbursement rates for inpatient routine services vary significantly depending on the type of service (e.g., medical/surgical, intensive care or psychiatric) and the geographic location of the hospital.

     We receive payment for patient services from the federal government primarily under the Medicare program, state governments under their respective Medicaid programs, HMOs, PPOs and other private insurers, as well as directly from patients. The approximate percentages of patient revenues from continuing operations of our facilities from these sources during the periods specified below were as follows:

                                              SIX MONTHS
                                                 ENDED          YEAR ENDED
                                               JUNE 30,        DECEMBER 31,
                                              -----------   ------------------
                                              2000   1999   1999   1998   1997
                                              ----   ----   ----   ----   ----
Medicare....................................   29%    30%    29%    30%    34%
Medicaid....................................    7      6      7      6      6
Managed care and other discounted...........   39     35     37     32     28
Other sources...............................   25     29     27     32     32
                                              ---    ---    ---    ---    ---
          Total.............................  100%   100%   100%   100%   100%
                                              ===    ===    ===    ===    ===

     Medicare is a federal program that provides certain hospital and medical insurance benefits to persons age 65 and over, some disabled persons and persons with end-stage renal disease. Medicaid is a federal-state program administered by the states which provides hospital benefits to qualifying individuals who are unable to afford care. Substantially all of our hospitals are certified as providers of Medicare and Medicaid services. Amounts received under the Medicare and Medicaid programs are generally significantly less than the hospital's customary charges for the services provided.

     To attract additional volume, most of our hospitals offer discounts from established charges to certain large group purchasers of health care services, including Blue Cross, other private insurance companies, employers, HMOs, PPOs and other managed care plans. Blue Cross is a private health care program that funds hospital benefits through independent plans that vary in each state. These discount programs limit our ability to increase charges in response to increasing costs. Patients are generally not responsible for any difference between customary hospital charges and amounts reimbursed for such services under Medicare, Medicaid, some Blue Cross plans, HMOs or PPOs, but are responsible to the extent of any exclusions, deductibles or co-insurance features of their coverage. The amount of such exclusions, deductibles and co-insurance has generally been increasing each year. Collection of amounts due from individuals is typically more difficult than from governmental or business payers.

INVESTIGATIONS AND LITIGATION

     We are the subject of various federal and state investigations, qui tam actions, shareholder derivative and class action suits filed in federal court, shareholder derivative actions filed in state courts, patient/payer actions and general liability claims.

     In March 1997, federal authorities searched various facilities of our El Paso, Texas operations pursuant to search warrants, and the government removed various records and documents. In February 1998, also in El Paso, an additional warrant was executed and a single computer was seized. In July 1997, numerous facilities and offices affiliated with HCA were searched pursuant to search warrants issued by the United States District Court in various states. During July, September and November 1997, we were also served with subpoenas requesting records and documents related to laboratory billing and DRG coding in various states and home health operations in various jurisdictions, including, but not limited to, Florida. In January 1998, we received a subpoena which requested records and documents relating to physician relationships. In June 1999, Columbia Home Care Group received a subpoena seeking records related to home health operations. In March 2000, we received a subpoena that requested records relating to wound care centers.

     In July 1997, the United States District Court for the Middle District of Florida, in Fort Myers, issued an indictment against three employees of one of our subsidiaries. The indictment related to the alleged false characterization of interest payments on certain debt resulting in Medicare and TRICARE (formerly CHAMPUS) overpayments since 1986 to Fawcett Memorial Hospital, a Port Charlotte, Florida hospital that we acquired in 1992. We were served with subpoenas for various records and documents. A fourth employee of one of our subsidiaries was indicted in July 1998 by a superseding indictment. The trial on this matter commenced on May 3, 1999. On July 2, 1999, the jury returned a mixed verdict, finding two such employees guilty and acquitting one. The jury was unable to reach a verdict as to the fourth employee. The government and the fourth employee executed an agreement to defer prosecution for 18 months, after which charges will be dismissed. The two convicted employees were sentenced in December 1999 and both have appealed to the 11th Circuit.

     In addition, several affiliated hospital facilities in various states have received individual federal and/or state government inquiries, both informal and formal, requesting information related to reimbursement from government programs.

     In general, we believe that the United States Department of Justice and other federal and state governmental authorities are investigating certain acts, practices or omissions in which we are alleged to have engaged with respect to Medicare, Medicaid and CHAMPUS patients regarding (a) allegedly improper DRG coding (commonly referred to as "upcoding") relating to bills submitted for medical services, (b) allegedly improper outpatient laboratory billing (e.g., unbundling of services and medically unnecessary tests), (c) inclusion of allegedly improper items in cost reports submitted as a basis for reimbursement under Medicare, Medicaid and similar government programs, (d) arrangements with physicians and other parties that allegedly violate certain federal and state laws governing fraud and abuse, anti-kickback and "Stark" laws and (e) allegedly improper acquisitions of home health care agencies and allegedly excessive billing for home health care services.

     We are cooperating in these investigations and understand, through written notice and other means, that we are a target in these investigations. Given the scope of the ongoing investigations, we expect additional subpoenas and other investigative and prosecutorial activity to occur in these and other jurisdictions in the future.

     In May 2000, we reached an understanding with attorneys of the Civil Division of the Department of Justice to recommend an agreement to settle, subject to certain conditions, civil claims actions against us relating to DRG coding, outpatient laboratory billing and home health issues. The understanding provides that we will compensate the government $745 million with respect to the issues covered by the agreement, with interest accruing commencing May 18, 2000 at a rate of 6.5%. The settlement is subject to approval by additional officials at the Department of Justice and other federal agencies, as well as state officials; execution of a corporate integrity agreement; execution of definitive settlement documents for the three issues included in the understanding; execution of agreements to resolve all pending criminal investigations; and court approval. The civil issues that are not included as part of the understanding are claims related to cost reports and physician relations issues.

     We are a defendant in several qui tam actions brought by private parties on behalf of the United States of America, which have been unsealed. The actions allege, in general, that we and certain subsidiaries and/or affiliated partnerships violated the False Claims Act, 31 U.S.C. sec. 3729 et seq., for improper claims submitted to the government for reimbursement, as well as improper payments for physician referrals. The lawsuits generally seek three times the amount of damages caused to the United States by the submission of any Medicare or Medicaid false claims presented by the defendants to the federal government, civil penalties of not less than $5,000 nor more than $10,000 for each such Medicare or Medicaid claim, attorneys' fees and costs. To our knowledge, the government has intervened in six unsealed qui tam actions. We are aware of additional qui tam actions that remain under seal and believe that there may be other sealed qui tam cases of which we are unaware. We are also a defendant in a number of other suits, which allege, in general, improper and fraudulent billing, overcharging, coding and physician referrals, as well as other violations of law. Some of the suits have been conditionally certified as class actions.

     We remain the subject of a formal order of investigation by the SEC. We understand that the SEC investigation relates to the anti-fraud, insider trading, periodic reporting and internal accounting control provisions of the federal securities laws.

     We are also subject to claims and suits by patients and others arising in the ordinary course of business, including claims for personal injuries or for wrongful restriction of, or interference with, physicians' staff privileges.

     We are not able to predict the outcome or quantify the effects that the ongoing investigations or the initiation of additional investigations, if any, will have on our financial condition and results of operations in future periods. If we are found to have violated federal or state laws relating to Medicare, Medicaid or similar programs, we could be subject to substantial monetary fines, civil and criminal penalties and exclusion from participation in the Medicare and Medicaid programs. Similarly, the amounts claimed in the qui tam and other actions are substantial, and we could be subject to substantial costs resulting from an adverse outcome of one or more of these actions. Any sanctions or losses could have a material adverse effect on our financial position and results of operations.

     For more information regarding these investigations and suits, see our Annual Report on Form 10-K for the year ended December 31, 1999 and "Part II,
Item 1: Legal Proceedings" contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, incorporated by reference in this prospectus supplement and the attached prospectus.

                                   MANAGEMENT

     The following are certain key members of our management:

NAME                                   AGE                 POSITION(S)
----                                   ---                 -----------
Thomas F. Frist, Jr., M.D............  62    Chairman of the Board and Chief
                                               Executive Officer
Jack O. Bovender, Jr.................  55    President and Chief Operating Officer
David G. Anderson....................  52    Senior Vice President - Finance and
                                               Treasurer
Richard M. Bracken...................  47    President - Western Group
Victor L. Campbell...................  53    Senior Vice President
Jay F. Grinney.......................  49    President - Eastern Group
R. Milton Johnson....................  43    Senior Vice President and Controller
Robert A. Waterman...................  46    Senior Vice President and General
                                               Counsel

     Thomas F. Frist, Jr., M.D. has served as Chairman of the Board and Chief Executive Officer since July 1997. Previously, he served as Vice Chairman of the Board from April 1995 until July 1997. From February 1994 to April 1995, he was Chairman of the Board. Dr. Frist was Chairman of the Board, President and Chief Executive Officer of HCA - Hospital Corporation of America from 1988 to February 1994.

     Jack O. Bovender, Jr. has served as President and Chief Operating Officer since August 1997. From April 1994 to August 1997, he was retired after serving as Chief Operating Officer of HCA - Hospital Corporation of America from 1992 until 1994. Prior to 1992, Mr. Bovender held several senior level positions with HCA - Hospital Corporation of America.

     David G. Anderson has served as Senior Vice President - Finance and Treasurer since July 1999. From September 1993 until July 1999, he served as Vice President - Finance and was elected to the additional position of Treasurer in November 1996. From March 1993 until September 1993, Mr. Anderson served as Vice President - Finance and Treasurer of Galen Health Care, Inc. From July 1988 to March 1993, Mr. Anderson served as Vice President - Finance and Treasurer of Humana Inc.

     Richard M. Bracken has served as President - Western Group since August 1997. From January 1995 to August 1997, Mr. Bracken served as President of the Pacific Division. From July 1993 to December 1994, he served as President of Nashville Healthcare Network, Inc. From December 1981 to June 1993, he served in various hospital Chief Executive Officer and Administrator positions with HCA - Hospital Corporation of America.

     Victor L. Campbell has served as Senior Vice President since February 1994. Prior to that time, Mr. Campbell served as HCA - Hospital Corporation of America's Vice President for Investor, Corporate and Government Relations. Mr. Campbell joined HCA - Hospital Corporation of America in 1972. Mr. Campbell is currently a director of the Federation of American Health Systems and the American Hospital Association.

     Jay F. Grinney has served as President - Eastern Group since March 1996. From October 1993 to March 1996, Mr. Grinney served as President of the Greater Houston Division. From November 1992 to October 1993, Mr. Grinney served as Chief Operating Officer of the Houston Region.

     R. Milton Johnson has served as Senior Vice President and Controller since July 1999. From November 1998 until July 1999 he served as Vice President and Controller. Prior to that time, Mr. Johnson served as Vice President - Tax from April 1995 to October 1998 and as Director of Tax of Healthtrust, Inc. - The Hospital Company from September 1987 to April 1995.

     Robert A. Waterman has served as Senior Vice President and General Counsel since November 1997. Mr. Waterman served as a partner in the law firm of Latham & Watkins from September 1993 to October 1997; he was also Chair of the firm's healthcare group during 1997.

                            DESCRIPTION OF THE NOTES

     The Notes being offered will be issued under an indenture, dated as of December 16, 1993, as supplemented on May 25, 2000, between HCA and The First National Bank of Chicago. Bank One Trust Company, N.A., the successor of The First National Bank of Chicago, will act as the Trustee. A form of the indenture is filed as an exhibit to the registration statement, of which the accompanying prospectus is a part. The following is a summary of certain provisions of the indenture and of the Notes (or debt securities, as they are referred to in the accompanying prospectus). This summary does not purport to be complete and is subject to, and qualified by, the indenture.

     The Notes will mature on September 1, 2010. The Notes will bear interest at the rate per year shown on the cover of this prospectus supplement, computed on the basis of a 360-day year of twelve 30-day months. The period during which the Notes will earn interest will begin on August 23, 2000 or from the most recent interest payment date to which interest has been paid or provided for. The interest will be payable twice a year on March 1 and September 1, beginning on March 1, 2001. Interest payable on any Note that is punctually paid or duly provided for on any interest payment date shall be paid to the person in whose name such Note is registered at the close of business on February 15 and August 15, as the case may be, preceding such interest payment date. We may pay interest, at our option, by checks mailed to the registered holders of the Notes.

     The Notes will be issued in book-entry form only.

     Several banks and other financial institutions have provided us with a $1.2 billion credit facility under a term loan agreement dated as of March 13, 2000, as amended. We will be in default under the Notes if a default occurs under that agreement (as it may be amended, modified, extended, renewed or replaced from time to time) and that default results in an acceleration of the maturity of our indebtedness under that agreement. A declaration of the acceleration of the maturity of the Notes for this reason is subject to annulment if the default that caused acceleration of the indebtedness under the term loan agreement is cured or waived and the Trustee is given notice of the cure or waiver within sixty (60) days of the declaration. We do not need the consent of the holders of the Notes to enter into any amendment, modification, extension, renewal or replacement of the term loan agreement. An acceleration of the indebtedness under the term loan agreement will cease to constitute a default following the time, if ever, as the Notes are rated Baa3 (or the equivalent) or higher by Moody's and BBB- (or the equivalent) or higher by Standard & Poor's. "Moody's" means Moody's Investors Service, Inc. and its successors. "Standard & Poor's" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. and its successors.

     You can find more detailed information regarding the terms of the Notes in the prospectus under the heading "Description of the Debt Securities."

BOOK-ENTRY SYSTEM

     The Depository Trust Company, New York, New York, will act as the Depositary for the Notes. The Notes will be represented by one or more global securities registered in the name of Cede & Co., the nominee of the Depositary. The provisions described under "Description of the Debt Securities -- Book-Entry System" in the accompanying prospectus will apply to the Notes. Accordingly, beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants.

     The Depositary has advised us and the Underwriters that it is:

     - a limited purpose trust company organized under the New York Banking Law,

     - a "banking organization" within the meaning of the New York Banking Law,

     - a member of the United States Federal Reserve System,

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and

     - a "clearing agency" registered pursuant to the provisions of Section 17A of the United States Securities Exchange Act of 1934, as amended.

     The Depositary holds securities, such as the Notes, deposited by its direct participants. The Depositary also facilitates the settlement among direct participants of securities transactions in deposited securities, such as transfers and pledges, through electronic computerized book-entry changes in the direct participants' accounts. This eliminates the need for physical movement of securities certificates. Direct participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. These entities are known as indirect participants. The rules applicable to the Depositary and its direct and indirect participants are on file with the SEC.

     Principal and interest payments on the Notes registered in the name of the Depositary's nominee will be made in immediately available funds to the Depositary's nominee as the registered owner of the global securities. Under the terms of the Notes, we and the Trustee will treat the persons in whose names the Notes are registered as the owners of the Notes for the purpose of receiving payment of principal and interest on them and for all other purposes whatsoever. Therefore, neither we, the Trustee nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the global securities to owners of beneficial interests in the global securities. The Depositary has advised us and the Trustee that its current practice is, upon receipt of any payment of principal or interest, to credit direct participants' accounts on the payment date in accordance with their respective holdings of beneficial interests in the global securities as shown on the Depositary's records, unless the Depositary has reason to believe that it will not receive payment on the payment date. Payments by direct and indirect participants to owners of beneficial interests in the global securities will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such direct and indirect participants and not of the Depositary, the Trustee, or HCA, subject to any statutory requirements that may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of the Trustee or HCA. Disbursement of such payments to the owners of beneficial interests in the global securities shall be the responsibility of the Depositary and direct and indirect participants.

     Notes represented by a global security will be exchangeable for Notes in definitive form of like tenor issuable in authorized denominations and registered in such names as the Depositary shall direct, only if either (i) the Depositary notifies us that it is unwilling or unable to continue as Depositary for such global security or if at any time the Depositary ceases to be a clearing agency registered under applicable law and we do not appoint a successor depositary within 90 days or (ii) we, in our discretion at any time, determine not to require all of the Notes of the series to be represented by a global security and so notify the Trustee. The Notes will be in denominations of $1,000 and in any greater amount that is an integral multiple. Subject to the foregoing, a global security is not exchangeable, except for a global security or global securities of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

OPTIONAL REDEMPTION

     The Notes will be redeemable as a whole or in part, at our option, at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus 50 basis points, plus, in each case, accrued interest thereon to the date of redemption.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker and having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with us.

     "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding the redemption date, as set forth in the daily statistical release (or any successor release) published by the federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (2) if the release (or any successor release) is not published or does not contain the prices on that business day, (a) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (b) if the Trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all the quotations.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding the redemption date.

     "Reference Treasury Dealer" means each of Chase Securities Inc., Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Smith Barney Inc. and their respective successors; provided however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute another Primary Treasury Dealer.

     We will mail notice of any redemption between 30 and 60 days preceding the redemption date to each holder of the Notes to be redeemed.

     Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions called for redemption.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. So long as the Depositary continues to make its same-day funds settlement system available to us, all payments of principal and interest on the Notes will be made by us in immediately available funds.

                                  UNDERWRITING

     We and the Underwriters have entered into an Underwriting Agreement relating to the offering and sale of the Notes. In the Underwriting Agreement, we have agreed to sell to each Underwriter, and each Underwriter has severally agreed to purchase from us, the principal amount of Notes that appears opposite its name in the table below:

                                                              PRINCIPAL AMOUNT
UNDERWRITER                                                       OF NOTES
-----------                                                   ----------------
Chase Securities Inc........................................    $262,500,000
Goldman, Sachs & Co.........................................     262,500,000
Banc of America Securities LLC..............................      30,000,000
Deutsche Bank Securities Inc................................      30,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated .........      30,000,000
Salomon Smith Barney Inc....................................      30,000,000
Scotia Capital (USA) Inc....................................      30,000,000
Banc One Capital Markets, Inc...............................      15,000,000
BNY Capital Markets, Inc....................................      15,000,000
FleetBoston Robertson Stephens Inc..........................      15,000,000
SunTrust Equitable Securities Corporation...................      15,000,000
TD Securities (USA) Inc.....................................      15,000,000
                                                                ------------
          Total.............................................    $750,000,000
                                                                ============

     The obligations of the Underwriters under the Underwriting Agreement, including their agreement to purchase Notes from us, are several and not joint. Those obligations are also subject to certain conditions in the Underwriting Agreement being satisfied. The Underwriters have agreed to purchase all of the Notes if any of them are purchased.

     The Underwriters have advised us that they propose to offer the Notes to the public at the public offering price that appears on the cover page of this prospectus supplement. The Underwriters may offer the Notes to selected dealers at the public offering price minus a selling concession of up to .400% of the principal amount of the Notes. In addition, the Underwriters may allow, and those selected dealers may reallow, a selling concession of up to .300% of the principal amount of the Notes to certain other dealers. After the initial public offering, the Underwriters may change the public offering price and any other selling terms.

     In the Underwriting Agreement, we have agreed that:

     - we will pay our expenses related to this offering, which we estimate will be $500,000; and

     - we will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Notes are a new issue of securities, and there is currently no established trading market for the Notes. In addition, we do not intend to apply for the Notes to be listed on any securities exchange or to arrange for the Notes to be quoted on any quotation system. The Underwriters have advised us that they intend to make a market in the Notes, but they are not obligated to do so. The Underwriters may discontinue any market making in the Notes at any time in their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the Notes, that you will be able to sell your Notes at a particular time or that the prices that you receive when you sell will be favorable.

     In connection with the offering of the Notes, the Underwriters may engage in overallotment, stabilizing and syndicate-covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Overallotment involves sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions involve bids to purchase the Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Notes. Syndicate-covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate-covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of those transactions. If the Underwriters engage in stabilizing or syndicate-covering transactions, they may discontinue them at any time.

     Some of the Underwriters and their affiliates engage in various general financing and banking transactions with us and our affiliates. In particular, an affiliate of Chase Securities Inc. is the administrative agent and a lender, and other affiliates of the Underwriters also are lenders, under our senior credit facilities and will receive a portion of the amounts repaid under our revolving credit facility with the net proceeds of the offering. Because more than 10% of the net proceeds will be paid to affiliates of the Underwriters, the offering is being conducted in compliance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. In accordance with that rule, Goldman, Sachs & Co. is acting as the "qualified independent underwriter" for the offering. That rule requires that the initial public offering price can be no higher than that recommended by the qualified independent underwriter. In acting as the qualified independent underwriter, Goldman, Sachs & Co. has performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus supplement forms a part. Goldman, Sachs & Co. has received $10,000 from us for this role.

PROSPECTUS

                            COLUMBIA/HCA HEALTHCARE
                                  CORPORATION

                                 $1,500,000,000

                                DEBT SECURITIES

                             ---------------------

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf " registration process. Under this shelf process, we may, from time to time, sell the debt securities described in this prospectus in one or more offerings up to a total dollar amount of $1,500,000,000.

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. A prospectus supplement may also add, update or change information contained in this prospectus.

     You should rely only on the information incorporated by reference or provided in this prospectus and the prospectus supplement. Neither we nor any underwriter has authorized anyone else to provide you with different information. This prospectus is not an offer to sell and it is not soliciting an offer to buy these debt securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

     We will provide specific terms of these debt securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

August 5, 1999

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports and other information with the SEC. You may read and copy these reports at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at (800) 732-0330. You may also inspect these reports at the SEC's New York Regional Office, Seven World Trade Center, New York, New York 10048, at its Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock trades. In addition, the SEC maintains an Internet site that contains reports and other information regarding us (http://www.sec.gov).

     We have registered these securities with the SEC on Form S-3 under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the Registration Statement. You may obtain copies of the Registration Statement, including exhibits, as discussed in the first paragraph.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

     - our Annual Report on Form 10-K for the year ended December 31, 1998;

     - our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

     - our Current Reports on Form 8-K dated February 23, 1999, April 21, 1999, May 11, 1999 and July 28, 1999; and

     - any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

     You may obtain copies of the above information (including exhibits), upon written or oral request, without charge. You should direct requests to John M. Franck II, Corporate Secretary, Columbia/HCA Healthcare Corporation, One Park Plaza, Nashville, Tennessee 37203 or by telephone at (615) 344-9551. Our web site address is www.columbia-hca.com.

                                  THE COMPANY

     Columbia/HCA Healthcare Corporation is a holding company whose affiliates own and operate hospitals and related health care entities. The term "affiliates" includes our direct and indirect subsidiaries and partnerships and joint ventures in which our subsidiaries are partners. At June 30, 1999, these affiliates owned and operated 204 hospitals and 81 freestanding surgery centers and provided extensive outpatient and ancillary services. Our affiliates are also partners in several 50/50 joint ventures that own and operate 16 hospitals and four freestanding surgery centers, which are accounted for using the equity method. Our facilities are located in 24 states, England and Switzerland.

     Our primary objective is to provide a comprehensive array of quality health care services in the most cost-effective manner possible. Our hospitals provide a full range of medical services including such medical specialties as internal medicine, general surgery, cardiology, oncology, neurosurgery, orthopedics and obstetrics, as well as diagnostic and emergency services. We also provide outpatient and ancillary health care services at both our general acute care hospitals and at our freestanding facilities, including outpatient surgery and diagnostic centers, rehabilitation facilities, home health care agencies and other facilities. In addition, we operate psychiatric hospitals which generally provide a full range of mental health care services in inpatient, partial hospitalization and outpatient settings.

     We were formed in January 1990 as a Nevada corporation and reincorporated in Delaware in September 1993. Our principal executive offices are located at One Park Plaza, Nashville, Tennessee 37203, and our telephone number at that address is (615) 344-9551.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of our consolidated earnings to fixed charges for the periods presented.

   FOR THE SIX
  MONTHS ENDED
    JUNE 30,         FOR THE YEAR ENDED DECEMBER 31,
  -------------   -------------------------------------
  1999    1998    1998    1997    1996    1995    1994
  -----   -----   -----   -----   -----   -----   -----
  3.70x   2.86x   2.58x   1.81x   4.99x   3.94x   4.09x

     For the purpose of computing the ratio of earnings to fixed charges, "earnings" consist of income from continuing operations before minority interests, income taxes and fixed charges. "Fixed charges" consist of interest expense, debt amortization costs and one-third of rent expense, which approximates the interest portion of rent expense.

                                USE OF PROCEEDS

     Unless otherwise specified in a prospectus supplement accompanying this prospectus, we intend to use the net proceeds from the sale of the debt securities for general corporate purposes. We intend to offer the debt securities periodically when prevailing interest rates and other market conditions are advantageous.

                       DESCRIPTION OF THE DEBT SECURITIES

GENERAL

     The description below of the general terms of the debt securities will be supplemented by the more specific terms in the prospectus supplement.

     We will issue the debt securities in one or more series under an indenture dated as of December 16, 1993 between us and The First National Bank of Chicago, which we will call the "Trustee." The indenture describes the terms of the debt securities and does not limit the amount of debt securities or other unsecured, senior debt that we may issue.

     The debt securities will be unsecured and will rank equally with all of our other unsecured and unsubordinated indebtedness. The indenture limits our ability and that of our subsidiaries under certain circumstances to secure debt by mortgages on our principal properties, by entering into sale and lease-back transactions or by issuing subsidiary debt or preferred stock. In a liquidation or reorganization of any of our subsidiaries, the right of holders of the debt securities to participate in any distribution is subject to the prior claims of creditors of that subsidiary, except to the extent that we are a creditor.

     In addition to the following description of the debt securities, you should refer to the detailed provisions of the indenture, a copy of which is filed as an exhibit to the Registration Statement. The article and section numbers refer to those in the indenture.

     The prospectus supplement will specify the following terms of the issue of debt securities:

     - the title of the debt securities;

     - any limit on the aggregate principal amount of the debt securities;

     - the date or dates on which the debt securities may be issued and are or will be payable;

     - the rate or rates at which the debt securities will bear interest, if any, or the method by which such rate or rates shall be determined, and the date or dates from which such interest, if any, will accrue;

     - the date or dates on which such interest, if any, will be payable, the method of determining holders to whom any of the interest shall be payable and the manner in which any interest payable on a global debt security will be paid if other than book-entry;

     - each office or agency where the principal, premium and interest on the debt securities will be payable and where the debt securities may be presented for registration of transfer or exchange;

     - the period or periods within which, the price or prices at which, and the terms and conditions upon which, the debt securities may be redeemed at our option;

     - our obligation, if any, to redeem, repay or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder, and the period or periods within which, the price or prices at which, and the terms and conditions upon which, the debt securities will be redeemed, repaid or purchased pursuant to any such obligation;

     - whether the debt securities are to be issued with original issue discount within the meaning of Section 1273(a) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder;

     - whether the debt securities are to be issued in whole or in part in the form of one or more global notes and, if so, the identity of the depositary, if any, for such global note or notes;

     - if other than dollars, the foreign currency or currencies or foreign currency units in which the principal, premium and interest on the debt securities shall or may be paid and, if applicable, whether at our election and/or that of the holder, and the conditions and manner of determining the exchange rate or rates;

     - any index used to determine the amount of payment of principal, premium and interest on the debt securities;

     - any addition to, or modification or deletion of, any events of default or covenants provided for with respect to the debt securities;

     - any other detailed terms and provisions of the debt securities that are not inconsistent with the indenture (Section 301); and

     - any special provisions for the payment of additional amounts with respect to the debt securities.

     The debt securities may be issued at a substantial discount below their stated principal amount. The prospectus supplement will describe any federal income tax consequences and other special considerations applicable to discount securities. Discount securities may provide for the declaration or acceleration of the maturity of an amount less than the principal amount if an event of default occurs and continues.

DENOMINATIONS, REGISTRATION AND TRANSFER

     Unless we state otherwise in a prospectus supplement, we will issue the debt securities in registered form and in denominations of $1,000 or any multiple thereof (Section 302). You will be able to exchange the debt securities of any series (other than a global note) for an equal aggregate principal amount of registered debt securities of the same series having the same maturity date, interest rate and other terms, as long as the debt securities are issued in authorized denominations. You may exchange the debt securities at the office of the Security Registrar or co-Security Registrar that we designate in a prospectus supplement. We will not impose any service charge for the exchange of any debt security; however, we may ask you to pay any taxes and other governmental charges as described in the indenture. The Security Registrar or co-Security Registrar will effect the exchange when satisfied with your documents of title and identity. We have appointed the Trustee as Security Registrar (Section 305).

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in a prospectus supplement, we will make principal, premium, and interest payments at the office of our Paying Agent. We may determine to pay any interest, including any installment of interest, (i) by check mailed to you at the address in the register or (ii) by wire transfer to the holder's account (Section 307).

     Unless otherwise indicated in a prospectus supplement, the Trustee will act as our sole Paying Agent with respect to the debt securities, through its principal office in the Borough of Manhattan, The City of New York. We will name any additional Paying Agents in a prospectus supplement. We may at any time rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, but we must maintain a Paying Agent in each place of payment for a series of the debt securities.

     If we have paid any moneys to the Trustee or a Paying Agent for the principal, premium, and interest on any debt securities, and those moneys remain unclaimed two years after due and payable, the moneys will be repaid to us and the holder of the debt securities may thereafter look only to us for any payment (Section 1103).

BOOK-ENTRY SYSTEM

     We may issue the debt securities in whole or in part in book-entry only form, which means that they will be represented by one or more permanent global notes that will be deposited with a depositary located in the United States. We will identify the depositary and describe the specific terms of the depositary arrangement in the prospectus supplement relating to each series. We will refer to this form here and in the prospectus supplement as "book-entry only." The following discussion pertains to securities that are issued in book-entry only form.

     One or more global notes will be issued to and registered in the name of the depositary or its nominee. The depositary will keep a computerized record of its participants (for example, your broker) whose clients have purchased the securities. The participant will then keep a record of its clients who purchased the securities. Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by the depositary and its participants.

     So long as a depositary or its nominee is the registered owner of a global note, it will be considered the sole owner of the debt securities under the indenture. Except as provided below, you will not be entitled to have debt securities registered in your name, will not receive or be entitled to receive physical delivery of the debt securities in definitive form and will not be considered the owner under the indenture. Certain jurisdictions that require purchasers of securities to take physical delivery of securities in definitive form may impair the ability to transfer beneficial interests in a global note. Neither we, the Trustee, any Paying Agent nor the Security Registrar will have any responsibility or liability for payments on account of, or for maintaining, supervising or reviewing any records relating to, the beneficial ownership interests.

     We will make payments of principal, premium and interest on debt securities to the depositary or its nominee, as the registered owner of the global note. We expect that the depositary for debt securities of a series, upon receipt of any payment of principal, premium or interest in respect of a global note, will credit immediately participants' accounts with payments according to their respective holdings of beneficial interests in the global note as shown on the records of the depositary. We also expect that standing instructions and customary practices will govern payments by participants to owners of beneficial interests in the global note held through the participants, as is now the case with securities held for the accounts of customers registered in "street name." These payments will be the responsibility of the participants.

     A global note may not be transferred, except that the depositary, its nominees and their successors may transfer an entire global note to one another. Debt securities represented by a global security would be exchangeable for certificates in definitive registered form with the same terms in authorized denominations only if:

     - a depositary of a series is at any time unwilling or unable to continue as depositary and we do not appoint a successor depositary within 90 days; or

     - we determine at any time not to have any debt securities represented by one or more global notes.

In either instance, an owner of beneficial interests in a global note will be entitled to have debt securities equal in principal amount to the beneficial interest registered in its name and to physical delivery in definitive form (Section 304).

LIMITATIONS ON US AND OUR SUBSIDIARIES

  Limitations on Mortgages

     The indenture provides that neither we nor any of our subsidiaries will issue, assume or guarantee any indebtedness or obligation secured by mortgages, liens, pledges or other encumbrances upon any principal property (which means each of our acute care hospitals that provides general medical and surgical services), unless the debt securities shall be secured equally and ratably with (or prior to) such debt (Section
1105). This restriction will not apply to:

     - mortgages securing the purchase price or cost of construction of property or additions, substantial repairs, alterations or improvements, if the debt and the mortgages are incurred within 18 months of the acquisition or completion of construction and full operation or additions, repairs, alterations or improvements;

     - mortgages existing on property at the time of its acquisition by us or our subsidiary or on the property of a corporation at the time of the acquisition of such corporation by us or our subsidiary;

     - mortgages to secure debt on which the interest payments are exempt from federal income tax under Section 103 of the Internal Revenue Code;

     - mortgages in favor of us or a consolidated subsidiary;

     - mortgages existing on the date of the indenture;

     - certain mortgages to governmental entities;

     - mortgages incurred in connection with the borrowing of funds used to repay debt within 120 days in the same principal amount secured by other mortgages on principal property with at least the same appraised fair market value;

     - mortgages incurred within 90 days (or any longer period, not in excess of one year, as permitted by law) after acquisition of the related property or equipment arising solely in connection with the transfer of tax benefits in accordance with Section 168(f)(8) of the Internal Revenue Code; and

     - any extension, renewal or replacement of any mortgage referred to above, provided the amount secured is not increased and it relates to the same property.

  Limitations on Sale and Lease-Back

     The indenture provides that neither we nor any subsidiary will enter into any sale and lease-back transaction with respect to any principal property with another person unless either:

     - we or our subsidiary could incur indebtedness secured by a mortgage on the property to be leased; or

     - within 120 days, we apply the greater of the net proceeds of the sale of the leased property or the fair value of the leased property, net of all debt securities delivered under the indenture, to the voluntary retirement of our funded debt or the acquisition or construction of a principal property (Section 1106).

  Limitations on Subsidiary Debt and Preferred Stock

     The indenture provides that none of our restricted subsidiaries may, directly or indirectly, create, incur, issue, assume or otherwise become liable with respect to, extend the maturity of, or become responsible for the payment of, any debt or preferred stock except:

     - debt outstanding on the date of the indenture;

     - debt representing the assumption by one restricted subsidiary of debt of another;

     - debt or preferred stock of any corporation or partnership existing when it becomes a subsidiary;

     - debt of a restricted subsidiary arising from agreements providing for indemnification, adjustment of purchase price or similar obligations or from guarantees, letters of credit, surety bonds or performance bonds securing any of our obligations or those of our subsidiaries incurred or assumed in connection with the disposition of any business, property or subsidiary, except for the purpose of financing an acquisition, provided that the maximum aggregate liability does not exceed the gross proceeds from the disposition;

     - debt of a restricted subsidiary in respect of performance, surety and other similar bonds, bankers acceptances and letters of credit provided in the ordinary course of business;

     - debt secured by a mortgage incurred to finance the purchase price or cost of construction of property or additions, substantial repairs, alterations or improvements, if the mortgage and debt are incurred within 18 months of the later of the acquisition or completion of construction and full operation or additions, repairs, alterations or improvements and the mortgage does not relate to any other property;

     - permitted subsidiary refinancing debt (as defined in the indenture);

     - debt of a restricted subsidiary to us or another subsidiary as long as we hold it; or

     - any obligation pursuant to a permitted sale and lease-back transaction (Section 1107).

  Exempted Transactions

     Even if otherwise prohibited by these limitations, if the aggregate outstanding principal amount of all our other debt and that of our subsidiaries subject to these limitations does not exceed 15% of our consolidated net tangible assets, then:

     - we or any of our subsidiaries may issue, assume or guarantee debt secured by mortgages;

     - we or any of our subsidiaries may enter into any sale and lease-back transaction; and

     - any restricted subsidiary may issue, assume or become liable for any debt or preferred stock (Section 1108).

EVENTS OF DEFAULT

     Under the indenture, an event of default applicable to the debt securities of any series means:

     - failure to pay the principal or any premium on any debt security of that series when due;

     - failure to pay any interest on any debt security of that series when due, continued for 30 days;

     - failure to deposit any sinking fund payment in respect of any debt security of that series when due;

     - failure to perform, or the breach of, any of our other applicable covenants or warranties in the indenture, continued for 60 days after written notice;

     - events in bankruptcy, insolvency or reorganization; and

     - any other event of default provided with respect to debt securities of that series (Section 501).

     If any event of default with respect to debt securities of any series occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount, or in the case of discount securities, a portion of the principal amount, of all the debt securities of that series to be due and payable immediately. The holders may, under certain circumstances, rescind and annul this acceleration prior to obtaining a judgment or decree (Section 502).

     Other than the duties of the Trustee during a default to act with the required standard of care, the Trustee is not obligated to exercise any of its rights or powers under the indenture at the request or direction of any of the holders unless the holders shall have offered to the Trustee reasonable indemnity (Section 603). Subject to these indemnification provisions, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of that series (Section 512).

     We will furnish the Trustee annually with a statement as to our performance of certain obligations under the indenture and as to any default in our performance (Section 1109).

MODIFICATION AND WAIVER

     We and the Trustee may modify and amend the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected. We must have the consent of the holder of each outstanding debt security affected to:

     - change the stated maturity of the principal of, or any installment of interest on, any debt security;

     - reduce the principal, premium or interest on any debt security;

     - reduce the amount of principal of discount securities payable upon acceleration of the maturity;

     - change the currency of payment of principal, premium or interest on any debt security;

     - impair the right to institute suit for the enforcement of any payment on or with respect to any debt security; or

     - reduce the percentage of holders whose consent is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or certain defaults (Section
       1002).

     The holders of a majority in aggregate principal amount of the outstanding debt securities of each series may, on behalf of all holders of that series, waive any past default under the indenture with respect to debt securities of that series. However, such holders may not waive a past default in the payment of principal, premium or interest, or any sinking fund installment with respect to the debt securities, or waive a covenant or provision that cannot be modified or amended, without the consent of the holders of each outstanding debt security affected (Section 513).

CONSOLIDATION, MERGER, SALE OR LEASE OF ASSETS

     We may consolidate with or merge into, or transfer or lease our assets to, any corporation without the consent of the holders of any of the outstanding debt securities under the indenture if:

     - the successor corporation assumes our obligations on the debt securities and under the indenture;

     - after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

     - other conditions are met (Section 901).

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DEFEASANCE

     If so specified in a prospectus supplement, we may be discharged from all obligations under the debt securities of any series, and we will not be subject to the limitations in the indenture discussed in the above sections, if we deposit with the Trustee trust money or U.S. government obligations that are sufficient to pay all principal, premium and interest on the debt securities of the series. We would deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not (1) cause the holders of the debt securities of the series to recognize income, gain or loss for United States income tax purposes or (2) result in the delisting of the debt securities from any national securities exchange (if so listed) (Article Fourteen).

NOTICES

     Notices to holders will be mailed to the addresses of the holders listed in the security register (Sections 101, 105).

GOVERNING LAW

     We will construe the indenture and the debt securities in accordance with the laws of the State of New York (Section 111).

CONCERNING THE TRUSTEE

     The Trustee has normal banking relationships with us.

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                              PLAN OF DISTRIBUTION
GENERAL

     We may sell the debt securities directly to purchasers or through underwriters, dealers or agents. We may distribute the debt securities in one or more transactions, either at a fixed price or varying prices, at prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The prospectus supplement will identify the terms of the offering, the names of the underwriters or agents, the purchase price, any underwriting discounts, the method of distribution and the time and place of delivery of the debt securities.

     In connection with the sale of debt securities, underwriters, dealers or agents may receive discounts, concessions or commissions from us or from purchasers for whom they act as agents. Underwriters, dealers and agents that participate in the distribution of debt securities may qualify as underwriters under the Securities Act of 1933. The prospectus supplement will identify any such underwriter, dealer or agent and describe any compensation paid by us.

     We may agree to indemnify underwriters, dealers and agents that participate in the distribution of debt securities against liabilities, including liabilities under the Securities Act of 1933.

     Since each issuance of a series of these debt securities will have no established trading market, broker-dealers may make a market in the debt securities. We cannot assure the liquidity of the trading market for the debt securities.

DELAYED DELIVERY ARRANGEMENT

     If so indicated in a prospectus supplement, we will authorize dealers or agents to solicit offers by certain institutions to purchase debt securities from us pursuant to contracts providing for payment and delivery on a future date, if so permitted by the purchaser's jurisdiction. We must approve all institutions, which may include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The dealers and other agents will not be responsible for the validity or performance of these contracts.

                                 LEGAL OPINIONS

     John M. Franck II, our Senior Counsel and Corporate Secretary, is passing upon the validity of the debt securities for us. As of June 30, 1999, Mr. Franck owned approximately 6,556 shares and had options to purchase 125,620 shares of our common stock. Jenkens & Gilchrist, a Professional Corporation, is passing upon legal matters in connection with the offering of the debt securities for any underwriters, dealers or agents. Jenkens & Gilchrist has rendered, and continues to render, legal services to us.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

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                          HCA - THE HEALTHCARE COMPANY